Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2023 Q4/year-end
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2023 fourth-quarter and full-year results

Delivers on 2023 guidance, strong 2024 outlook of 2.1 million Au eq. oz.

Tasiast and La Coipa projects completed driving significant free cash flow

Great Bear exceeds expectations and adds more than one million high-grade inferred ounces

Toronto, Ontario – February 14, 2024 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the fourth-quarter and year ended December 31, 2023.

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 48 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

2023 full-year results and 2024 guidance:

	2023 guidance (+/- 5%)	Q4 2023 results	2023 full-year results	2024 guidance (attributable)[1] (+/- 5%)
Gold equivalent production[1] (ounces)	2.1 million	546,513	2.15 million	2.1 million
Production cost of sales[1],[2] ($ per Au eq. oz.)	$970	$976	$942	$1,020
All-in sustaining cost[1,2,3] ($ per Au eq. oz.)	$1,320	$1,353	$1,316	$1,360
Attributable[1] capital expenditures[4] (million)	$1,000 million	$298 million (Capital expenditures of $311 million4)	$1,055 million (Capital expenditures of $1,098 million4)	$1,050 million

●	Attributable[1] production in 2024 is expected to be 2.1 million Au eq. oz. Kinross has forecasted stable production guidance of approximately 2.0 million attributable Au eq. oz. in each of 2025 and 2026.

Operational, development project and exploration highlights:

●	Tasiast had record throughput in Q4 2023 and achieved record full-year production. It remains well-positioned to deliver another strong year in 2024.
●	La Coipa achieved record quarterly production driven by strong throughput and grades.
●	Paracatu delivered another year of steady production including record recovery in 2023.
●	Tasiast, Paracatu and La Coipa represented nearly 70% of production and were the lowest cost mines in the portfolio, contributing significant free cash flow.
●	Great Bear increased its year-over-year inferred resource estimate by 45%, adding more than one million ounces primarily driven by high-grade underground additions. Kinross has increased Great Bear’s mineral resource estimate to approximately 2.8 million Au oz. of measured and indicated mineral resources, and to approximately 3.3 million ounces of inferred mineral resources.
●	At Manh Choh, mining activities are well underway including the commencement of ore mining and stockpiling. The project remains on budget and on schedule for initial production in the second half of 2024.
●	At Round Mountain, mining of Phase S has commenced. Development of the Phase X exploration decline is approaching the target mineralization, with drilling activities having commenced in early 2024 and set to ramp up through the year.

1 “Attributable” includes Kinross’ 70% share of Manh Choh production, costs and capital expenditures. Attributable guidance figures are non-GAAP financial measures and ratios. Refer to footnote 3.

2 “Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold from continuing operations.

3 These figures are non-GAAP financial measures and ratios, as applicable. They are defined and actual results are reconciled on pages 26 to 30 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

4 Capital expenditures is reported as "Additions to property, plant and equipment" on the consolidated statements of cash flows.

p. 1 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

2023 Q4 and full-year highlights:

●	Production of 546,513 Au eq. oz. in Q4 2023, and 2,153,020 Au eq. oz. in 2023.
●	Production cost of sales[2] of $976 per Au eq. oz. in Q4 2023, and $942 per Au eq. oz. in 2023.
●	All-in sustaining cost[3] of $1,353 per Au eq. oz. sold in Q4 2023, and $1,316 per Au eq. oz. sold in 2023.
●	Margins[5] of $998 per Au eq. oz. sold in Q4 2023, and $1,003 for 2023.
●	Operating cash flow[6] of $410.9 million in Q4 2023, and $1,605.3 million in 2023.
●	Adjusted operating cash flow[3] was $407.4 million in Q4 2023, and $1,669.9 million in 2023.
●	Attributable free cash flow[3] was $116.7 million in Q4 2023, and $559.7 million in 2023.
●	Reported net earnings[7] of $65.4 million in Q4 2023, or $0.06 per share, and $416.3 million, or $0.34 per share, in 2023.
●	Adjusted net earnings[3,8] of $140.0 million, or $0.11 per share in Q4 2023, and $539.8 million, or $0.44 per share, in 2023.
●	Cash and cash equivalents of $352.4 million, and total liquidity[9] of $1.9 billion at December 31, 2023. The Company also continued to prioritize debt reduction, repaying the remaining balance on both its Tasiast loan and revolving credit facility in Q4 2023.
●	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on March 21, 2024, to shareholders of record at the close of business on March 6, 2024.

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2023 fourth-quarter and year-end results:

“2023 was a great year at Kinross and I am proud of our global team who achieved the results that underpin our reputation as strong operators. We met our production, cost and capital guidance, and completed our projects at Tasiast and La Coipa. Our portfolio of mines produced solid results, we more than doubled free cash flow year-over-year while maintaining our investment grade balance sheet, and we are carrying this momentum into 2024.

“We expect to deliver another strong year in 2024, producing approximately 2.1 million gold equivalent ounces. Our development projects are progressing well and we look forward to first production from Manh Choh in the second half of the year. Great Bear continues to exceed expectations and we were excited to add more than one million ounces of higher-grade underground resource. We continue to successfully target extensions of the resource at depth, reinforcing our view that Great Bear has the potential to be a large, long-life, high-grade mining complex.

“Operating responsibly, delivering on our commitments and advancing our ESG strategy continue to be key principles of our day-to-day operations. Kinross was recently named to the Dow Jones Sustainability World Index, reflecting our commitment to corporate citizenship as a core value and key strategic driver of our business. We expect to publish our 2023 Sustainability and ESG Report in May and some highlights from the year include:

●	Completed construction of the solar power plant at Tasiast and are on track to achieve our goal of reducing emissions intensity by 30% by 2030 from our 2021 baseline;
●	In Brazil, we published a book on the Cerrado biodiversity corridor, highlighting the importance of protecting this critical region and the strategic approach taken by our Paracatu site;
●	Made approximately $10 million of monetary and in-kind contributions through site social investments; and
●	Established the “Kinross Alaska Future Leaders” scholarship at the University of Alaska Fairbanks focused on advancing the inclusion of underrepresented people in the resource industry.”

5 “Margins” from continuing operations per equivalent ounce sold is defined as average realized gold price per ounce from continuing operations less production cost of sales from continuing operations per equivalent ounce sold.

6 Operating cash flow figures in this release represent “Net cash flow of continuing operations provided from operating activities,” as reported on the consolidated statements of cash flows.

7 Earnings, net earnings, and reported net earnings (loss) figures in this release represent “Net earnings (loss) from continuing operations attributable to common shareholders,” as reported on the consolidated statements of operations.

8 Adjusted net earnings figures in this news release represent “Adjusted net earnings from continuing operations attributable to common shareholders.”

9 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the year ended December 31, 2023).

p. 2 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended		Years ended
	December 31,		December 31,
(unaudited, in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2023	2022	2023	2022
Operating Highlights
Total gold equivalent ounces from continuing operations(a),(b)
Produced	546,513	595,683	2,153,020	1,957,237
Sold	565,389	620,599	2,179,936	1,927,818

Financial Highlights from Continuing Operations(a)
Metal sales	$1,115.7	$1,076.2	$4,239.7	$3,455.1
Production cost of sales	$552.0	$526.5	$2,054.4	$1,805.7
Depreciation, depletion and amortization	$271.7	$251.9	$986.8	$784.0
Impairment charges and asset derecognition	$38.9	$350.0	$38.9	$350.0
Operating earnings	$193.5	$(160.1)	$801.4	$117.7
Net earnings (loss) from continuing operations attributable to common shareholders	$65.4	$(106.0)	$416.3	$31.9
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.06	$(0.08)	$0.34	$0.02
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.06	$(0.08)	$0.34	$0.02
Adjusted net earnings from continuing operations attributable to common shareholders(c)	$140.0	$108.2	$539.8	$283.1
Adjusted net earnings from continuing operations per share(c)	$0.11	$0.09	$0.44	$0.22
Net cash flow of continuing operations provided from operating activities	$410.9	$474.3	$1,605.3	$1,002.5
Adjusted operating cash flow from continuing operations(c)	$407.4	$496.1	$1,669.9	$1,256.5
Capital expenditures from continuing operations(d)	$311.3	$316.8	$1,098.3	$764.2
Attributable(g) capital expenditures from continuing operations(c)	$297.7	$312.7	$1,055.0	$755.0
Attributable(g) free cash flow from continuing operations(c)	$116.7	$162.6	$559.7	$247.3
Average realized gold price per ounce from continuing operations(e)	$1,974	$1,731	$1,945	$1,793
Production cost of sales from continuing operations per equivalent ounce(b) sold(f)	$976	$848	$942	$937
Production cost of sales from continuing operations per ounce sold on a by-product basis(c)	$936	$793	$892	$912
All-in sustaining cost from continuing operations per ounce sold on a by-product basis(c)	$1,328	$1,203	$1,284	$1,255
All-in sustaining cost from continuing operations per equivalent ounce(b) sold(c)	$1,353	$1,236	$1,316	$1,271
Attributable(g) all-in cost from continuing operations per ounce sold on a by-product basis(c)	$1,699	$1,525	$1,619	$1,538
Attributable(g) all-in cost from continuing operations per equivalent ounce(b) sold(c)	$1,709	$1,540	$1,634	$1,545

(a)	Results for the three months and year-ended December 31, 2023 and 2022 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2023 was 83.13:1 (2022 – 82.90:1).
(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 26 to 30 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
(d)	“Capital expenditures from continuing operations” is as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows.
(e)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(f)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.
(g)	“Attributable” includes Kinross’ share of Manh Choh (70%) costs, capital expenditures and cash flow, as appropriate.

The following operating and financial results are based on fourth-quarter and year-end 2023 gold equivalent production:

Production: Kinross produced 546,513 Au eq. oz. from continuing operations in Q4 2023, compared with 595,683 Au eq. oz. from continuing operations in Q4 2022.

Over the full year, Kinross produced 2,153,020 Au eq. oz. from continuing operations, compared with full-year 2022 production of 1,957,237 Au eq. oz. from continuing operations. The 10% year-over-year increase was largely a result of higher production at La Coipa due to the ramp-up of operations in the second half of 2022, and higher mill grades, recoveries and throughput at Tasiast, partially offset by lower production at Bald Mountain, consistent with the mine plan.

Average realized gold price: The average realized gold price from continuing operations in Q4 2023 was $1,974 per ounce, compared with $1,731 per ounce in Q4 2022. For full-year 2023, the average realized gold price per ounce from continuing operations was $1,945, compared with $1,793 per ounce for full-year 2022.

Revenue: During the fourth quarter, revenue from continuing operations increased to $1,115.7 million, compared with $1,076.2 million during Q4 2022. Revenue from continuing operations increased to $4,239.7 million for full-year 2023, compared with $3,455.1 million for full-year 2022. The 23% year-over-year increase is due to the increase in production at Tasiast and La Coipa and higher average realized gold price.

p. 3 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Production cost of sales: Production cost of sales from continuing operations per Au eq. oz.2 sold was $976 for Q4 2023, compared with $848 in Q4 2022. Production cost of sales from continuing operations per Au eq. oz.2 sold was $942 for full-year 2023, largely in line with $937 per Au eq. oz. for full-year 2022.

Production cost of sales from continuing operations per Au oz. sold on a by-product basis3 was $936 in Q4 2023 compared with $793 in Q4 2022, based on gold sales of 543,173 ounces and silver sales of 1,890,563 ounces. Production cost of sales from continuing operations per Au eq. oz. sold on a by-product basis3 was $892 for full-year 2023, in line with $912 for full-year 2022, based on 2023 gold sales of 2,074,989 ounces and silver sales of 8,718,491 ounces.

Margins5: Kinross’ margin from continuing operations per Au eq. oz. sold was $998 for Q4 2023, compared with the Q4 2022 margin of $883. Full-year 2023 margin from continuing operations per Au eq. oz. sold was $1,003, compared with $856 for full-year 2022.

All-in sustaining cost3: All-in sustaining cost from continuing operations per Au eq. oz. sold was $1,353 in Q4 2023, compared with $1,236 in Q4 2022. Full-year all-in sustaining cost from continuing operations per Au eq. oz. sold was $1,316, compared with $1,271 for full-year 2022.

In Q4 2023, all-in sustaining cost from continuing operations per Au oz. sold on a by-product basis3 was $1,328, compared with $1,203 in Q4 2022. All-in sustaining cost from continuing operations per Au oz. sold on a by-product basis3 was $1,284 for full-year 2023, compared with $1,255 in 2022.

Operating cash flow6: Operating cash flow from continuing operations was $410.9 million for Q4 2023, compared with $474.3 million for Q4 2022. Operating cash flow from continuing operations for full-year 2023 was $1,605.3 million, compared with $1,002.5 million for full-year 2022, primarily due to the increase in margins.

Adjusted operating cash flow3 from continuing operations for Q4 2023 was $407.4 million, compared with $496.1 million for Q4 2022. Adjusted operating cash flow3 from continuing operations for full-year 2023 was $1,669.9 million, compared with $1,256.5 million in 2022.

Attributable1 free cash flow3: Attributable free cash flow from continuing operations was $116.7 million in Q4 2023, compared with $162.6 million in Q4 2022. Attributable free cash flow for full-year 2023 from continuing operations was $559.7 million compared with attributable free cash flow of $247.3 million in 2022.

Earnings7: Reported net earnings from continuing operations were $65.4 million for Q4 2023, or $0.06 per share, compared with reported net loss of $106.0 million, or $0.08 per share, for Q4 2022. Full-year reported net earnings in 2023 were $416.3 million, or $0.34 per share, compared with reported net earnings of $31.9 million, or $0.02 per share, in 2022.

Adjusted net earnings3,8 from continuing operations were $140.0 million, or $0.11 per share, for Q4 2023, compared with $108.2 million, or $0.09 per share, for Q4 2022. Full-year adjusted net earnings3,8 from continuing operations were $539.8 million, or $0.44 per share, compared with $283.1 million, or $0.22 per share, for full-year 2022.

Attributable1 capital expenditures4: Full-year attributable capital expenditures from continuing operations were $1,055.0 million compared with $755.0 million for 2022. The full-year increase was primarily due to an increase in capital stripping at Tasiast and Fort Knox, and increased development activities at the Manh Choh project. Capital expenditures from continuing operations4 were $311.3 million for Q4 2023, compared with $316.8 million for Q4 2022. Capital expenditures from continuing operations4 for full-year 2023 were $1,098.3 million, compared with $764.2 million in 2022.

p. 4 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Balance sheet

During the quarter, the Company repaid the $140.0 million balance on its Tasiast loan, ahead of its 2027 maturity date, and the remaining $50 million balance on the revolving credit facility.

After the repayments, Kinross had cash and cash equivalents of $352.4 million as of December 31, 2023, compared with $418.1 million at December 31, 2022.

The Company had additional available credit10 of $1,557.5 million as of December 31, 2023, and total liquidity9 of approximately $1.9 billion.

Return of capital

As part of its continuing quarterly dividend program, the Company declared a dividend of $0.03 per common share payable on March 21, 2024, to shareholders of record as of March 6, 2024. In 2023, the Company did not repurchase any shares.

Operating results

Mine-by-mine summaries for 2023 fourth-quarter and full-year operating results may be found on pages 21 and 25 of this news release. Highlights include the following:

Tasiast performed strongly in 2023, with production increasing 15% compared with full-year 2022. The record annual production was mainly a result of strong grades, record throughput following the completion of the Tasiast 24k project, and higher recoveries. Quarter-over-quarter, production was lower as a result of lower grades and timing of ounces processed at the mill, partially offset by higher throughput and recovery.

Tasiast’s full-year cost of sales per ounce was lower year-over-year mainly due to the increase in production as well as the higher proportion of capital development related to capital stripping of West Branch 5. Cost of sales per ounce sold was largely in line quarter-over-quarter. Following the completion of the solar power plant, the Company expects to realize immediate and long-term operating cost savings.

Paracatu full-year production increased compared with 2022 primarily due to an increase in mill throughput, as well as record-high recoveries, partially offset by lower grades. Production decreased quarter-over-quarter mainly due to lower grades, as expected, partially offset by higher mill throughput. Cost of sales per ounce sold was higher in both comparable periods mainly due to lower ounces sold and increased mining volumes, as expected, and unfavourable foreign exchange changes.

La Coipa continued to perform well and achieved record quarterly production since its restart in February 2022 driven by strong grades and throughput. Cost of sales per ounce was higher year-over-year and quarter-over-quarter mainly due to a reduction in capitalized stripping.

Fort Knox full-year production and cost of sales were largely in line with 2022. Quarter-over-quarter production increased mainly due to higher mill throughput as well as timing of ounces processed in the mill. Compared with Q3 2023, cost of sales per ounce sold was higher mainly due to less capital development, partially offset by higher production.

Round Mountain full-year production increased year-over-year primarily due to an increase in ounces recovered from the heap leach pads. Quarter-over-quarter production decreased primarily due to fewer ounces recovered from the heap leach pads, partially offset by higher grades. Full-year cost of sales per ounce increased year-over-year mainly as a result of higher-cost ounces recovered from the heap leach pads and less capital development. Cost of sales per ounce sold in Q4 2023 decreased compared with the previous quarter largely due to lower costs related to labour and consumables, partly offset by timing of inventory movements.

Bald Mountain full-year production decreased largely due to lower grades and timing of ounces recovered from the heap leach pads. Compared with the previous quarter, production increased mainly due to higher grades. Full-year cost of sales per ounce sold increased as a result of higher-cost heap leach ounces, as well as higher contractor, reagent and maintenance costs. Compared with Q3 2023, fourth quarter cost of sales per ounce sold was lower mainly due to higher production, a higher proportion of capital development, and lower contractor and reagent costs, partially offset by timing of ounces recovered.

10 “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the year ended December 31, 2023.

p. 5 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Development projects

Great Bear

At the Great Bear project, the Company’s robust exploration program continues to make excellent progress, execution planning for the advanced exploration program is well underway, and permitting continues to advance on plan.

Following the completion of its 2023 drilling program, Kinross has increased Great Bear’s mineral resource estimate to approximately 2.8 Moz. of measured and indicated resources and approximately 3.3 Moz. of inferred resources. This includes the addition of more than one million higher-grade, underground inferred ounces, representing a 45% year-over-year increase.

Kinross continues to add higher-grade material to the underground resource base, as demonstrated by the year-over-year increase in the inferred grade, which went from 3.6 g/t to 4.5 g/t. While the primary additions were in the LP zone, resources at Hinge and Limb, traditional Red Lake style deposits proximal to the LP zone, also increased. Further, high-grade intercepts below the resource at Hinge in 2023 demonstrated the potential for this mineralization to also continue at depth potentially supplementing LP zone production in the future.

The updated mineral resource estimate is set out in the table below:

	Great Bear Mineral Resource estimates
	2022 (Au koz)	Year-over-year additions (Au koz)	2023 (Au koz)	Grade (Au g/t)
Measured and Indicated Resources	2,737	75	2,813	2.7
Inferred Resources	2,290	1,025	3,315	4.5

Since the last update on November 8, 2023, the Company has received additional assay results, with a selection of the new results highlighted below. Recent results highlighted in this release were received after the 2023 resource database cut-off and have not been used to inform year end resource figures.

Notable exploration results at Great Bear in the fourth quarter include:

●	BR-807 (Discovery) 2.7m @ 9.7 g/t Au at a vertical depth of 880m
●	BR-814C6 (Yauro) 6.6m @ 8.4 g/t Au at a vertical depth of 750m
o	Including 2.3m @ 23.3 g/t Au
●	BR-819 (Auro) 8.9m @ 13.9 g/t Au at a vertical depth of 700m
o	Including 2.3m @ 51.5 g/t Au
●	BR-843AC1A (Yuma) 15.4m @ 89.1 g/t Au at a vertical depth of 900m
o	Including 3.5m @ 389.6 g/t Au
●	BR-890 (Discovery) 1.6m @ 18.8 g/t Au at a vertical depth of 1070m

These results continue to support the view of a high-grade, large, long-life mining complex at Great Bear. Hole BR-843AC1A has intersected 3.5m @ 389.6 g/t at 900m vertical depth at Yuma and is expected to further increase the grade of already high-grade resource stopes in that area. Holes BR-814C6 and BR-819 demonstrate the continuity of wide, high-grade mineralization below the current resource at Yauro and Auro respectively. To the northwest, holes BR-807 and BR-890A have intersected high-grade mineralization at depths of 880m and 1070m respectively, vertically below surface which highlights the highly prospective undertested area beneath Discovery.

p. 6 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross is progressing provincial permitting, engineering, and execution planning activities for an advanced exploration (AEX) program that would establish an underground decline to obtain a bulk sample and allow for definition and infill drilling in the LP zone. The mining lease for the main AEX surface footprint has now been received, providing Kinross with the necessary surface and mining rights to develop the AEX project, subject to obtaining the required provincial permits.

Detailed engineering for AEX infrastructure is well underway, and orders have been placed for the onsite camp and high-quality water treatment facility. Procurement activities for additional infrastructure and site construction activities are progressing well.

Kinross is targeting a start of the surface construction for the AEX program in the second half of 2024, subject to receipt of permits, with start of the underground decline planned in mid-2025.

For the main project, Kinross continues to advance technical studies, including engineering and field test work campaigns, with plans to release the results of this work in the form of a preliminary economic assessment in the second half of 2024.

The required Federal Impact Assessment for the main project is underway. The Initial Project Description has been submitted to the Impact Assessment Agency of Canada, formally kicking off the federal assessment process. The Detailed Project Description is expected to be formally submitted in Q1 2024. Studies are ongoing and the Company expects to file its Impact Statement in the first half of 2025.

Selected Great Bear Drill Results

See Appendix A for full results.

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-807		964.5	980.6	16.1	14.1	0.59	Discovery
BR-807	and	994.5	1,009.5	15.0	13.2	1.65
BR-807	including	1,002.3	1,008.0	5.8	5.1	3.33
BR-807	and	1,027.2	1,037.7	10.5	9.2	0.44
BR-807	and	1,059.0	1,069.5	10.5	9.2	0.89
BR-807	and	1,084.8	1,089.0	4.2	3.7	1.74
BR-807	and	1,095.7	1,209.0	113.3	99.7	0.67
BR-807	including	1,106.7	1,109.7	3.0	2.7	9.68
BR-807	and including	1,207.9	1,209.0	1.2	1.0	21.70
BR-814C6		717.7	729.4	11.7	9.4	0.71	Yauro
BR-814C6	and	893.3	897.2	3.9	3.1	0.61
BR-814C6	and	910.8	919.0	8.3	6.6	8.40
BR-814C6	including	913.2	916.0	2.9	2.3	23.32
BR-814C6	and	928.0	931.3	3.3	2.6	0.72
BR-814C6	and	1,036.5	1,040.5	4.0	3.2	6.91
BR-814C6	including	1,037.5	1,040.5	3.0	2.4	8.78
BR-814C6	and	1,068.0	1,074.6	6.6	5.2	0.72
BR-819		849.2	855.7	6.5	5.7	0.38	Auro
BR-819	and	876.0	886.2	10.2	8.9	13.87
BR-819	including	879.0	881.7	2.7	2.3	51.45
BR-843AC1A		1,317.1	1,336.4	19.3	15.4	89.14	Yuma
BR-843AC1A	including	1,317.1	1,321.5	4.4	3.5	389.57
BR-843AC1A	and	1,481.8	1,484.8	3.0	2.4	2.07
BR-890A		1,331.5	1,363.2	31.7	26.3	2.01	Discovery
BR-890A	including	1,361.2	1,363.2	2.0	1.6	18.79
BR-890A	and	1,369.5	1,375.7	6.2	5.1	0.77

Results are preliminary in nature and are subject to on-going QA/QC. Lengths are subject to rounding.

See Appendix B for a LP zone long section.

p. 7 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Manh Choh

At the 70% owned Manh Choh project, of which Kinross is the operator, construction is essentially complete, on budget and on schedule for production in the second half of 2024. Mining activities are well underway including the commencement of ore mining and stockpiling. Transportation of ore to Fort Knox, where it will be processed, has commenced and will gradually increase throughout the first half of the year.

Modifications to the Fort Knox mill continue to progress on schedule and on budget. Construction of the conveyors and associated buildings are planned for the first quarter along with interior piping and mechanical installations. The commissioning and operational readiness team is in place and preparing for pre-commissioning activities following the mechanical completion of each area.

Tasiast solar power plant

At the Tasiast solar power plant, construction of the solar field and battery system is now complete, with first solar power delivered to the Tasiast grid in December 2023. Commissioning of the battery system and energy management system will continue in early 2024, supporting the solar field and battery system integration and power ramp-up. During the first quarter of 2024, grid scenario testing involving incumbent generators, the solar field, and battery systems will continue toward ensuring stable power from this new renewable energy source. The Tasiast solar power plant has a continuous power generation capacity of 34MW and an 18MW battery storage system.

Round Mountain

The extension strategy at Round Mountain is advancing on plan. At Phase S, the operations team is in place and stripping remains on schedule. For the heap leach pad expansion, detailed engineering is complete, procurement is in progress, and construction activities remain on track.

At Phase X, development of the exploration decline is progressing well and more than 50% complete, with approximately 1,475 metres developed so far, and is approaching the target mineralization. Underground definition drilling commenced in early 2024 and is set to ramp up throughout the year. The Company expects to begin drilling the primary Phase X target in Q2. At Gold Hill, drilling continues to progress as planned with an infill program from the bottom of the pit and exploration drilling from surface.

Chile

Kinross’ activities in Chile are currently focused on La Coipa and potential opportunities to extend its mine life. The Lobo-Marte project continues to provide optionality as a potential large, low-cost mine upon the conclusion of mining at La Coipa. While the Company focuses its technical resources on La Coipa, it will continue to engage and build relationships with communities related to Lobo-Marte and government stakeholders.

p. 8 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Company Guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 48 of this news release.

This Company Guidance section below references all-in sustaining cost per equivalent ounce sold and sustaining, non-sustaining and attributable capital expenditures, which are non-GAAP ratios and financial measures, as applicable, with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definitions of these non-GAAP ratios and financial measures and comparable reconciliations are included on pages 26 to 30 of this news release.

Attributable1 production guidance

In 2024, Kinross expects to produce 2.1 million attributable Au eq. oz.11 (+/- 5%) from its operations, in line with total 2023 production of 2,153,020 Au eq. oz. Kinross’ annual production is expected to remain stable in 2025 and 2026 at 2.0 million attributable Au eq. oz.11 (+/- 5%) per year.

Annual attributable1 gold equivalent production guidance (+/- 5%)
2024	2.1 million oz.
2025	2.0 million oz.
2026	2.0 million oz.

In 2024, attributable production is expected to be higher in the second half of the year, which is largely driven by expected initial production at Manh Choh, as well as higher production at Paracatu.

Attributable1 cost guidance

Production cost of sales is expected to be $1,020 per Au eq. oz.11 (+/- 5%) for 2024. In 2023, production cost of sales was $942 per Au eq. oz. The moderate year-over-year increase in 2024 is mainly due to production mix, including higher expected production from the Company’s U.S. assets and lower production at Paracatu, and inflationary impacts.

The Company expects its all-in sustaining cost3 to be $1,360 per Au eq. oz. (+/- 5%) for 2024. In 2023, all-in sustaining cost3 was $1,316 per Au eq. oz. sold.

2024 attributable1 production and cost guidance

Attributable basis[1]	Q4 2023 results	2023 full-year results	2024 guidance (+/- 5%)
Gold equivalent basis
Production (Au eq. oz.)	546,513	2.15 million	2.1 million[11]
Production cost of sales per Au eq. oz.[2] sold	$976	$942	$1,020
All-in sustaining cost per Au eq. oz. sold[3]	$1,353	$1,316	$1,360

11 2024 Gold equivalent ounce production guidance includes approximately 6.5 million ounces of silver.

p. 9 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

2024 attributable1 production and cost guidance by country

Country	2024 production guidance (Au eq. oz.)[11] (+/-5%)	Percentage of total forecast production[12]	2024 guidance production cost of sales (per Au eq. oz. sold)[2,11] (+/-5%)	2023 production cost of sales (per Au eq. oz. sold)2
United States	730,000	35%	$1,330	$1,318
Brazil	510,000	24%	$1,080	$909
Chile	250,000	12%	$800	$681
Mauritania	610,000	29%	$670	$661
TOTAL	2.1 million	100%	$1,020	$942

Material assumptions used to forecast 2024 production cost of sales are as follows:

●	a gold price of $2,000 per ounce;
●	a silver price of $25 per ounce;
●	an oil price of $75 per barrel;
●	foreign exchange rates of:
o	4.75 Brazilian reais to the U.S. dollar;
o	800 Chilean pesos to the U.S. dollar;
o	35 Mauritanian ouguiyas to the U.S. dollar; and
o	1.30 Canadian dollars to the U.S. dollar;

Taking into account existing currency and oil hedges:

●	a 10% change in foreign currency exchange rates[13] would be expected to result in an approximate $20 impact on production cost of sales per ounce;
●	specific to the Brazilian real, a 10% change in this exchange rate would be expected to result in an approximate $40 impact on Brazilian production cost of sales per ounce;
●	specific to the Chilean peso, a 10% change in this exchange rate would be expected to result in an approximate $30 impact on Chilean production cost of sales per ounce;
●	a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on fuel consumption costs on production cost of sales per ounce; and
●	a $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Attributable1 capital expenditures4 guidance

Attributable capital expenditures for 2024 are forecast to be approximately $1,050 million (+/- 5%) and are summarized in the table below. The 2024 capital expenditures guidance is in line with 2023 results.

Kinross’ attributable capital expenditures outlook for 2025 and 2026 is $850 million and $650 million, respectively, based on currently approved projects. As Kinross continues to develop and optimize its portfolio for production beyond 2026, other projects may be incorporated into its capital expenditures, as well as potential inflationary impacts, over the 2024-2025 timeframe.

12 The percentages are calculated based on the mid-point of country 2024 forecast production.

13 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 10 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Country	Forecast 2024 sustaining capital[14] (+/-5%) (attributable)[1] (million)	Forecast 2024 non- sustaining capital[14] (+/-5%) (attributable)[1] (million)	Total 2024 forecast capital[14] (+/-5%) (attributable)[1] (million)	2023 sustaining capital[3] (million)	2023 non- sustaining capital[3] (million)	2023 total capital (consolidated) (million)	2023 total capital (attributable)[1] (million)
U.S.	$250	$180	$430	$303	$216	$519	$476
Brazil	$145	$0	$145	$167	$0	$167	$167
Chile	$55	$15	$70	$36	$39	$75	$75
Mauritania	$50	$270	$320	$46	$263	$309	$309
Canada[15] and other	$0	$85	$85	$2	$26	$28	$28

TOTAL	$500	$550	$1,050	$554	$544	$1,098	$1,055

2024 sustaining capital14 includes the following forecast spending estimates:

●	Mine development:	$115 million (United States); $20 million (Chile);
●	Mobile equipment:	$65 million (United States); $60 million (Brazil); $5 million (Chile); $20 million (Mauritania)
●	Mill facilities:	$5 million (United States); $25 million (Brazil); $10 million (Chile); $5 million (Mauritania)
●	Leach facilities:	$25 million (United States)
●	Tailings facilities:	$5 million (United States); $50 million (Brazil), $5 million (Chile); $15 million (Mauritania)

2024 non-sustaining capital14 includes the following forecast spending estimates:

●	Tasiast West Branch stripping:	$235 million
●	Round Mountain Phase S stripping and others:	$120 million
●	Great Bear AEX and studies[15]:	$85 million
●	Manh Choh (70%)[16]:	$60 million
●	Development and growth projects and studies:	$50 million

14 Forecast 2024 sustaining, non-sustaining and total forecast capital expenditures are attributable and include Kinross’ share of Manh Choh (70%) capital expenditures. Actual results as reported for the year ended December 31, 2023, for sustaining, non-sustaining and total capital expenditures are on a total basis and include 100% of Manh Choh capital expenditures. Sustaining and non-sustaining capital expenditures are non-GAAP financial measures and are defined and reconciled on page 31 of this news release.

15 Canada’s forecast for non-sustaining capital expenditures includes approximately $85 million of AEX decline and study costs at the Great Bear project.

16 Manh Choh non-sustaining capital at 100% is estimated to be approximately $85 million.

p. 11 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other 2024 guidance

Category	2024 Guidance	Summary
Exploration and Business Development ($M)	$185 (+/- 5%)

2024 guidance includes approximately $160 million of exploration spend on greenfields, brownfields and minex exploration targets (2023 - $158.9 million).

For details about the 2024 exploration program, see page 14.

General and Administrative ($M)	$115 (+/- 5%)	Largely in line with 2023 results.
Other Operating Costs ($M)	~$100	Primarily relates to studies and permitting activities, as well as care and maintenance and reclamation activities at non-operating sites.
Effective Tax Rate (ETR)[17]	33% - 38%	ETR based on adjusted net earnings[3] from continuing operations.
Taxes paid (cash) ($M)	$155	Taxes paid is expected to increase by approximately $5 million for every $100/oz movement in the realized gold price.
DD&A ($/oz.)[18]	$540/oz. (+/- 5%)	The forecasted increase in DD&A per ounce largely relates to an increase in depreciable asset base, relating to assets recently or to be put into service for 2024.
Interest paid ($M) (incl. capitalized interest)	$150

Includes approximately $105 million of capitalized interest and $45 million of interest expense.

Interest expense excludes accretion of the Company’s reclamation and remediation obligations, as well as lease liabilities, which for 2023 totaled $39.1 million.

17 The forecast ETR range for 2024 assumes gold price, foreign exchange and tax rates in the jurisdictions in which the Company operates remain stable and within 2024 guidance assumptions. The ETR does not include the impact of items which the Company believes are not reflective of the Company’s underlying performance, such as the impact of net foreign currency translations on tax deductions and taxes related to prior periods. Management believes that the ETR range provides investors with the ability to better evaluate the Company’s underlying performance. However, the ETR range is not necessarily an indicator of tax expense recognized under IFRS. The rate is sensitive to the relative proportion of sales between the Company’s various tax jurisdictions and realized gold prices.

18 DD&A ($/oz) is defined as depreciation, depletion and amortization, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold from continuing operations.

p. 12 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Environment, Social and Governance

In 2023, Kinross continued its strong ESG performance through implementation of its ESG strategy, with priority focus areas in Workforce and Communities, Natural Capital and Climate and Energy. ESG is a key factor in the Company’s culture, business strategy and future growth plans. Our focus on strong governance was maintained, including a bespoke ESG training session conducted for the Board of Directors. In addition, updated Social Performance standards were developed, while work began on updating the standards for health and safety, and environment.

Kinross maintained consistently high ESG ratings as measured by S&P CSA, MSCI, Refinitiv, Moody’s ESG, and Sustainalytics. With a 97th percentile ranking as of December 31, 2023, in its S&P Global Corporate Sustainability Assessment (CSA), Kinross was named a constituent of the Dow Jones Sustainability Indices (DJSI) World Index for 2023 and the S&P ESG 1200. In The Globe and Mail’s annual Board Games governance rating, Kinross maintained its ranking in the top group of Canadian mining companies. Kinross obtained external assurance of conformance with the Responsible Gold Mining Principles, which were established by the World Gold Council, and was provided a limited assurance statement as of March 31, 2023. The Company has established an ongoing process to ensure that every Kinross site meets the conformance requirements every three years.

Across sites, operational ESG performance focused on the Company’s First Priorities including health and safety, environment, and communities. In health and safety, the Company maintained low injury frequency rates that were in line with three-year averages and continued its focus on a people-centric and progressive safety philosophy. In environment, Kinross completed a detailed assessment of the Company’s status against the requirements of the Task Force on Nature-related Disclosures and plans to use the results to inform development of a Natural Capital strategy during 2024. At Paracatu, Kinross published a book on the flora and fauna of the Cerrado biodiversity corridor, also highlighting the Company’s long-term strategy to protect the biodiversity of this critical region in Brazil.

Kinross has also progressed on its Climate Strategy. Kinross is focused on renewable power purchase agreements, electric autonomous haulage partnerships, and energy-efficient opportunities across sites. The outcome of these initiatives is that Kinross is on track to achieve its greenhouse gas reduction goal of reducing emissions intensity by 30% in 2030 from its baseline. The Tasiast solar power plant, which has power generation capacity of 34MW and a battery system of 18MW, was completed and is expected to provide annualized fuel savings of 17 million litres of heavy oil, with a payback of less than five years. This translates into an 18% reduction of GHG emissions from the power plant over life of mine. Annualized GHG emissions reductions are estimated at 50 kilotonnes CO2e and, as a result, 22.5% of Tasiast’s energy generation will be from renewable sources.

In host communities, a high level of interactions was maintained and approximately $10 million of monetary and in-kind contributions were made through site community investment strategies throughout the year. In the fourth quarter, Kinross Chile donated three fully equipped research facilities to the University of Atacama’s high altitude research station in the Nevado Tres Cruces National Park near the La Coipa mine.

Kinross’ support of education and training continued across all our sites. In Alaska, the Company donated $350,000 to the University of Alaska Fairbanks to establish the ‘Kinross Alaska Future Leaders Scholarship,’ which will focus on advancing the inclusion of underrepresented people in the resource development industry. In Canada, the endowed Kinross Chair in Environmental Governance at the University of Guelph continued to advance knowledge, with the most recent Chair exploring links between the environment and reconciliation. In Chile, research agreements are now in place with the University of Atacama in areas covering health and safety as well as paleontology.

Kinross continued its close engagement with Indigenous peoples related to its mines and operations. At the Great Bear project in northwestern Ontario, an updated exploration agreement was signed together with the Wabauskang and Lac Seul First Nations. At the Manh Choh project in Alaska, a groundbreaking ceremony was held with the presence of the Chief, elders, and delegates from the Native Village of Tetlin, as well as Alaska’s Governor and other government officials.

p. 13 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Through an in-depth consultation process across all Kinross sites and coordinated through the Kinross Global Inclusion and Diversity Council, an updated Diversity, Equity and Inclusion Strategy was developed. Roll-out of this strategy will commence in 2024. In 2023, Kinross achieved the highest percentage of female employees to date and also increased the percentage of women across all levels of management. Kinross launched an updated set of leadership principles designed to provide leaders at all levels with clear expectations about what makes a leader at Kinross and how strong leadership enhances business outcomes. Through our support for Skills for Change in Toronto, the Company helped 40 black youth get training in Science, Technology, Engineering and Math (STEM) subjects.

In anticipation of Bill S-211, Canada’s Modern Slavery Act, which aims to prevent and reduce the risk of forced labour in supply chains, a human rights task force was established to provide cross-functional coordination on the important work being done in this area and to help prepare the Company’s first modern slavery statement to be published in May 2024.

For more information on Kinross’ sustainability performance, see the Company’s 2022 Sustainability and ESG Report and its ESG Analyst Centre located on the Company website. The Sustainability and ESG Report follows the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) reporting standards. The Company’s 2023 Sustainability and ESG Report is expected to be published in May 2024.

Exploration update

In 2023, approximately 300,000 metres of drilling was completed for all exploration projects (brownfields, greenfields, minex).

Brownfields exploration

The Company’s brownfields exploration efforts – which accounts for approximately 90% of the Company’s exploration budget – continued to primarily focus within the footprint of existing mines and projects during 2023.

Highlights of the 2023 brownfields exploration programs include results from: Round Mountain, Curlew Basin, Alaska, Bald Mountain, Tasiast and Chile, as well as Great Bear as detailed on page 6.

Round Mountain

The Phase X exploration decline that commenced in 2023 is designed to provide a platform for definition drilling of the main Phase X underground target. The exploration program plans for definition drill holes in critical areas to test growth potential outward from the main zone of mineralization, in particular testing for continuity of mineralization along strike in areas where surface drilling was limited. Exploration holes are also planned to be drilled at the end of the decline to test for mineralization beyond the planned development. In parallel with developing the decline, Kinross has commenced opportunity drilling between the open pit and the main underground target in Q4 2023.

2023 exploration work at Gold Hill demonstrated significant upside potential at this organic growth target. This year’s work confirmed an 800 metre strike extension of multiple veins yielding high grade intercepts within the Jersey vein zone (D-1195, -94 and -96), suggesting that this robust system continues and remains open (reported in Q2 2023). These results build on successful strike extensions from previous years.

Exploration drilling (7,950m) at Gold Hill was accelerated to be completed in the first half of 2023 to fuel studies and initial permitting efforts. Exploration drilling from surface and definition drilling from the bottom of the pit resumed in Q4 2023 and is planned to continue into the first half of 2024.

Curlew Basin

Results at Curlew Basin continue to trend well. At this organic growth project, the 2023 exploration program (16,900m diamond drilling) delivered the following successes:

1.	Confirmed extensions and continuity in several critical vein zones with multiple wide, high-grade intercepts.
●	ST-1312 – 27.1m @ 12.5 g/t Au, includes 10.7m @ 19.9 g/t Au
●	ST-1181 – 2.5m @ 198.4 g/t Au, includes 0.3m @ 1,610.0 g/t Au

p. 14 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

2.	Demonstrated upside potential continues with the spatially distinct mineralization at the new “Roadrunner” zone (reported in Q3 14.2m @16.5 g/t Au, includes 7.3m @ 25.3 g/t Au). Underground drilling resumed in Q4 2023 and will be the primary focus for the first half of 2024.

3.	Meaningful resource increase, including a 34% increase in the inferred resource (note: the cut-off date for the 2023 year-end mineral resource estimate precedes the new intercepts listed above).

In 2024, Kinross plans to follow up on resource growth and new discoveries.

Alaska

Drilling this year in Alaska primarily focused on two main areas: targets for proximal growth around the Fort Knox pit, and targets for potential deeper underground mineralization.

Proximal growth highlights include:

o	FFC23-1879 – 24.7m @ 3.5 g/t Au, includes 3.8m @ 22.7 g/t Au
o	FFC23-1868 – 58.8m @ 0.8 g/t Au
o	FFC23-1903 – 38.7m @ 1.8 g/t Au, includes 6.3m @ 6.0 g/t Au
o	FFC23-1904 – 24.3m @ 1.3 g/t Au, includes 4.0m @ 5.4 g/t Au

Underground Dandelion shear highlight:

FFC23-1871 – 3.2m @ 25.7 g/t Au

These proximal growth highlights have not been included in the current resource update and may offer potential to augment medium-term production plans at Fort Knox.

At Manh Choh, 2,090 metres of drilling was completed across six target areas. The near-mine exploration area was expanded to include several new targets identified along the mine road corridor. Regional reconnaissance work also continued this year and will continue across the greater Tetlin lease area in 2024.

Bald Mountain

Exploration drilling focused on near-term growth enabling the addition of 78koz. to reserves this year. In 2024, the strategy will continue to focus on low-strip, near-pit extensions across six target areas in the North and South area of operations, as well as test new target areas within the Bida trend.

Tasiast

At Tasiast, exploration drilling resumed in Q4 2023 targeting soil anomalies in the north satellite area on the TMLSA license. The work tested for the potential northern extension of a known structure that forms part of the 75km long Aoueouat Greenstone Belt, hosting Kinross’ known gold deposits. The reverse circulation drill program successfully outlined mineralization and proved the continuity of a known structure. A follow-up drilling program is planned later this year.

Reverse circulation drilling of priority targets on the SENISA licenses also began in Q4 2023 and is expected to continue throughout the year. The initial program was designed to test the western extremity of the greenstone belt, roughly 9km due west of Kinross’ Piment deposit, where favorable geochemistry and prospecting had outlined anomalous gold.

Drilling around the existing operations for deep extensions at West Branch, Piment and Prolongation that could support underground mining will be a focus in 2024, with deep drilling expected to begin later this year.

p. 15 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Chile

In Chile, the brownfields drilling program was successful in uncovering potential porphyry mineralization when testing a target at Cerros Bravos on Kinross’ 100% owned property. The porphyry is located approximately 8km due north of Kinross’ mine facilities. Follow-up work in 2024 is expected to include geophysics and additional drilling.

At the La Coipa extensions, approximately ~15,000 metres were drilled in 2023 in and around current and historically active pits to extend oxide mineralization and generate geotechnical and geometallurgical data to support progressing these projects.

Brazil

In Brazil, brownfields and greenfields exploration efforts are focused on the Company’s extensive land packages, which are primarily along the northwest corridor from the Paracatu mine. Kinross’ land holdings extend for over 35km and are hosted by the sedimentary package that hosts Paracatu. Extensive soil surveying has uncovered numerous anomalies that have been followed up by prospecting, sampling and mapping. Recent drilling of some of these anomalies have revealed similar style mineralization and grades to Paracatu.

In 2024, Kinross expects to actively drill a number of untested targets and follow up on the best results.

Greenfields exploration update

The primary greenfields exploration strategy is to identify and explore in areas that have the potential to host high-grade gold deposits. The Company looks for opportunities where it can stake its own claims or collaborate with high-quality junior exploration companies through either joint venture agreements or via equity investment. The primary focus is exploring for orogenic, epithermal, Carlin and intrusion related gold and gold-copper style deposits.

The greenfields exploration programs in 2023 were focused on targets located in Canada, the USA and Finland with approximately 52,000 metres of drilling completed on all projects.

Canada

Outside of Great Bear, the focus in Canada was on the large land holdings in Snow Lake, Manitoba, where Kinross has 100% ownership in six exploration properties: Laguna, Puella Bay, Lucky Jack, Laguna North, DSN and SLG. Work on the Laguna and the Laguna North properties over the past few years has uncovered gold rich, shear hosted vein systems.

Prospecting and mapping on the Laguna North property was successful, with the discovery of a new quartz vein assaying 104.5 g/t Au and 1.8 g/t Ag. Kinross plans to follow up in the coming field season with more detailed prospecting and mapping.

Highlights from prospecting and mapping on the SLG property returned 6.0, 7.4, 9.4 and 11.5 g/t Au from mineralized quartz vein material within a shear zone that our geologists have uncovered for over a 200m along strike. Roughly 1.5km due south of the gold showing described above, geologists uncovered veining that contained copper and zinc mineralization with one of the samples returning 0.2 g/t Au, 15.5 g/t Ag, 2.03% Zn and 0.89% Cu. Further work on all of these areas is planned in 2024.

In February 2023, a joint venture was established with BTU Metals Corp., who holds a large land package abutting the southern boundary of Kinross’ Great Bear project in Red Lake, Ontario. Upon signing the agreement, compilation and modelling work began, and the relogging and sampling of existing core got underway in the second half of the year and will continue in 2024. A drilling program is anticipated at the end of the year, testing the best targets resulting from the relogging and modelling work.

p. 16 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

USA

Kinross holds a number of projects in Nevada that are either 100% owned or are in joint venture with private individuals.

Work on Kinross’ various projects consisted of geophysics, prospecting and mapping as well as reverse circulation drilling of targets that were more advanced. A total of 38 reverse circulation drill holes for 12,785 metres, were conducted over the combined land packages during the year. These properties have the potential to host low sulphidation epithermal, Carlin and porphyry style deposits.

Work continues on evaluating and adding new pipeline projects through third party agreements and claim staking opportunities in the principal metallogenic belts throughout the US Great Basin, including the Walker Lane and the primary trends of Carlin-type deposits.

Finland

In the Central Lapland Greenstone Belt of northern Finland, exploration was conducted on Kinross’ joint venture and 100% owned projects. Kinross’ land positions are proximal to Agnico Eagle’s Kittilä Gold mine and Rupert Resource’s Ikkari gold deposit, that has reported more than 4 million ounces at 2.2 g/t Au in indicated resources.

Work in 2023 consisted of prospecting and mapping during the summer months and Base of Till drilling that was conducted throughout the year. The resulting gold anomalies were followed up with diamond drilling. A total of 21 holes for 3,116 metres of core and 10,981 metres of Base of Till drilling was carried out on Kinross’ various properties.

The latest joint venture agreement was signed with Aurion Resources on August 23, 2023, for its Launi East property. The property hosts the potential for orogenic gold mineralization and contains at least seven gold zones discovered prior to the joint venture. Limited diamond drilling has been carried out over the numerous gold showings and work will build on the existing data and vector in priority areas. Compilation work as well as mapping and Base of Till drilling was undertaken on the property before year end. The results will be followed up in 2024.

2024 Focus

For 2024, the exploration expenditure guidance (brownfields, greenfields and minex) is $160 million (+/-5%) compared with the $158.9 million spent in 2023. The 2024 programs are designed to follow-up on existing zones of mineralization and to make new discoveries in all of Kinross’ jurisdictions.

Looking at the priority exploration projects:

●	At Great Bear, expand the mineralized zones, LP, Hinge and Limb, and explore for new mineralization on Kinross’ land package
●	At Curlew, expand on the existing resource and follow-up on the newly discovered high-grade mineralization at Roadrunner
●	At Round Mountain, begin to delineate the Phase X mineralization from the underground exploration decline. Additional drilling from surface and the bottom of the pit at Gold Hill will test the numerous, high-grade gold veins
●	At Tasiast, underground-focused drilling from surface at Piment and West Branch and exploration of the SENISA and TMLSA land packages
●	In Chile, a number of greenfields and brownfields targets will be drill tested over the course of the year and the porphyry mineralization at Cerros Bravos will be followed up
●	At Paracatu, expand regional exploration activities
●	In Canada, continue to explore the Snow Lake, Manitoba, land package

Appendix C: Refer to page 42 of this news release for supplementary illustrations.

Full drill results are available here: www.kinross.com/Exploration-Drill-Results-Appendix-C-Q4-YE-2023

p. 17 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

2023 Mineral Reserves and Mineral Resources update

(See the Company’s detailed Annual Mineral Reserve and Mineral Resource Statement estimated as at December 31, 2023 and explanatory notes starting at page 32.)

Kinross maintained its gold price assumptions of $1,400 per ounce and $1,700 per ounce for its mineral reserve and mineral resource estimates, respectively, as of December 31, 202319.

The Company also maintained its silver price assumption of $17.50 per ounce and of $21.30 per ounce for its mineral reserve and mineral resource estimates5.

Kinross continues to prioritize quality, high-margin, low-cost ounces in its portfolio, and maintained its fully loaded costing methodology.

Kinross is focused on upgrading the quality of its resources and delineating high-grade gold ounces with the objective of converting to reserves. While there was an overall reduction in reserves at year-end 2023, additions to resources are primarily high-grade ounces driven by the substantial increase at Great Bear.

Kinross Gold Mineral Reserve and Mineral Resource estimates[20]
	2022 (Au koz)	Depletion (Au koz)	Geology & Engineering (Au koz)	2023 (Au koz)
Proven and Probable Reserves	25,535	(2,435)	(344)	22,757
Measured and Indicated Resources	26,211	(69)	(174)	25,968
Inferred Resources	10,522	(85)	1,049	11,484

Proven and Probable Mineral Reserves

Kinross’ total proven and probable mineral reserve estimates decreased by 11%, or 2.8 million Au oz., to 22.8 million Au oz. at year-end 2023 compared with 25.5 million Au oz. at year-end 2022. The net decrease was mostly due to depletion, with an additional decrease of 0.4 million Au oz. at Paracatu due to geological and engineering updates, with decreases offset by an increase of 0.1 million Au oz. at Bald Mountain due to the addition of several smaller pits (converting from resource).

The Company’s total proven and probable silver mineral reserve estimate decreased by 34% or 12.4 million Ag oz. to 23.7 million Ag oz. at year-end 2023 compared with 36.1 million Ag oz. at year-end 2022. The net decrease was mostly due to depletion at La Coipa.

Measured and Indicated Mineral Resources

Kinross’ total measured and indicated mineral resource estimate at year-end 2023 was 26.0 million Au oz. compared with 26.2 million Au oz. at year-end 2022. The slight reduction was largely a result of increased costs at Paracatu, Fort Knox and small conversions of mineral resources to mineral reserves at Bald Mountain. Decreases were offset by a geologic increase at Tasiast.

19 Please see page 35 for Mineral Reserve and Mineral Resource Statement Notes.

20 Rounding of values to the 000s may result in apparent discrepancies.

p. 18 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company’s total measured and indicated silver resources decreased by 10% to 34.0 million Ag oz. at year-end 2023 compared with 37.6 million Ag oz. at year-end 2022.

Inferred Mineral Resources

Kinross’ total inferred mineral resource estimate increased by 9% or 1.0 million Au oz. to 11.5 million Au oz. at year-end 2023, compared with 10.5 million Au oz. at year-end 2022. The increase can be attributed to Great Bear which added 1.0 million ounces of inferred material, and Curlew Basin (Kettle River).

The Company’s total inferred silver resources decreased by 13% to 4.0 million Ag oz. at year-end 2023 compared with 4.6 million Ag oz. at year-end 2022.

Board update

Mr. Ian Atkinson, who has been a Board member since February 2016, will, pursuant to Kinross’ retirement policy, be retiring and not stand for re-election at the Company’s Annual General Meeting of Shareholders in May 2024. Kinross’ management and Board would like to thank Mr. Atkinson for his many contributions during his tenure, including those related to his role as Chair of the Corporate Governance and Nominating Committee and his membership on the Corporate Responsibility and Technical Committee and the Human Resources and Compensation Committee.

The Board of Directors of Kinross has appointed Mr. George Paspalas as a Director with an effective date of January 1, 2024. Mr. Paspalas is a veteran of the mining industry with nearly 40 years of mining experience and brings a wealth of knowledge to his new position. He is currently the President & Chief Executive Officer and a board director of MAG Silver Corp., a Canadian silver producer and exploration company, a position he has held from May 2013. Prior to that, Mr. Paspalas held senior leadership positions at Aurizon Mines Ltd., Silver Standard Resources Inc., Sargold Resources Corp., and Placer Dome. He has a B. Eng. (Hons) from the University of New South Wales and has completed the Advanced Management Program from INSEAD. Mr. Paspalas has been appointed to sit on the Company’s Corporate Responsibility and Technical Committee.

The appointment of Mr. Paspalas will support the transition of Mr. Atkinson’s retirement as both individuals have commensurate skillsets, including capital markets and senior-level resource industry experience, deep technical knowledge, and operational leadership.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, February 15, 2024, at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – +1 (888) 330-2446; Passcode: 4915537

Outside of Canada & US – +1 (240) 789-2732; Passcode: 4915537

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 770-2030; Passcode: 4915537
Outside of Canada & US – +1 (647) 362-9199; Passcode: 4915537

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This release should be read in conjunction with Kinross’ 2023 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2023 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 19 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

p. 20 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended December 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2023	2022	2023	2022	2023	2022	2023	2022
Tasiast	160,764	143,002	171,199	147,019	$110.4	$96.2	$645	$654
Paracatu	127,940	180,809	132,886	183,190	144.2	130.3	1,085	711
La Coipa	73,823	67,683	73,477	68,135	52.9	39.4	720	578

Fort Knox	84,215	83,739	81,306	87,061	104.3	102.1	1,283	1,173
Round Mountain	55,764	61,929	56,495	67,484	82.6	95.1	1,462	1,409
Bald Mountain	44,007	58,521	49,375	66,847	57.1	62.8	1,156	939
United States Total	183,986	204,189	187,176	221,392	244.0	260.0	1,304	1,174

Maricunga	-	-	651	866	0.2	0.6	307	693

Continuing Operations Total	546,513	595,683	565,389	620,602	551.7	526.5	976	848

Discontinued Operations
Kupol	-	-	-	-	-	-	$-	$-
Chirano (100%)	-	-	-	-	-	24.3	-	-
	-	-	-	-	-	24.3

Years ended December 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2023	2022	2023	2022	2023	2022	2023	2022
Tasiast	620,793	538,591	615,065	519,292	$406.8	$380.1	$661	$732
Paracatu	587,999	577,354	592,224	571,164	538.6	497.6	909	871
La Coipa	260,138	109,576	268,491	99,915	182.8	57.2	681	572

Fort Knox	290,651	291,248	287,532	291,793	343.5	350.7	1,195	1,202
Round Mountain	235,690	226,374	234,064	227,655	357.7	309.2	1,528	1,358
Bald Mountain	157,749	214,094	180,139	214,808	223.5	208.8	1,241	972
United States Total	684,090	731,716	701,735	734,256	924.7	868.7	1,318	1,183

Maricunga	-	-	2,421	3,192	1.4	2.1	578	658

Continuing Operations Total	2,153,020	1,957,237	2,179,936	1,927,819	2,054.3	1,805.7	942	937

Discontinued Operations
Kupol	-	169,156	-	122,295	-	83.8	-	685
Chirano (100%)	-	82,060	-	87,823	-	131.2	-	1,494
	-	251,216	-	210,118	-	215.0

p. 21 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

	As at
	December 31,	December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	$352.4	$418.1
Restricted cash	9.8	10.1
Accounts receivable and other assets	268.7	318.2
Current income tax recoverable	3.4	8.5
Inventories	1,153.0	1,072.2
Unrealized fair value of derivative assets	15.0	25.5
	1,802.3	1,852.6
Non-current assets
Property, plant and equipment	7,963.2	7,741.4
Long-term investments	54.7	116.9
Other long-term assets	710.6	680.9
Deferred tax assets	12.5	4.6
Total assets	$10,543.3	$10,396.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$531.5	$550.0
Current income tax payable	92.9	89.4
Current portion of long-term debt and credit facilities	-	36.0
Current portion of provisions	48.8	50.8
Other current liabilities	12.3	25.3
	685.5	751.5
Non-current liabilities
Long-term debt and credit facilities	2,232.6	2,556.9
Provisions	889.9	755.9
Long-term lease liabilities	17.5	23.1
Other long-term liabilities	82.4	125.3
Deferred tax liabilities	449.7	301.5
Total liabilities	$4,357.6	$4,514.2

Equity
Common shareholders' equity
Common share capital	$4,481.6	$4,449.5
Contributed surplus	10,646.0	10,667.5
Accumulated deficit	(8,982.6)	(9,251.6)
Accumulated other comprehensive income (loss)	(61.3)	(41.7)
Total common shareholders' equity	6,083.7	5,823.7
Non-controlling interests	102.0	58.5
Total equity	6,185.7	5,882.2
Total liabilities and equity	$10,543.3	$10,396.4

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,227,837,974	1,221,891,341

p. 22 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

	Years ended
	December 31,	December 31,
	2023	2022
Revenue
Metal sales	$4,239.7	$3,455.1

Cost of sales
Production cost of sales	2,054.4	1,805.7
Depreciation, depletion and amortization	986.8	784.0
Impairment charges	38.9	350.0
Total cost of sales	3,080.1	2,939.7
Gross profit	1,159.6	515.4
Other operating expense	64.5	113.8
Exploration and business development	185.0	154.1
General and administrative	108.7	129.8
Operating earnings	801.4	117.7
Other (expense) income - net	(27.3)	64.4
Finance income	40.5	18.3
Finance expense	(106.0)	(93.7)
Earnings from continuing operations before tax	708.6	106.7
Income tax expense - net	(293.2)	(76.1)
Earnings from continuing operations after tax	415.4	30.6
Loss from discontinued operations after tax	-	(636.3)
Net earnings (loss)	$415.4	$(605.7)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interests	$(0.9)	$(1.3)
Common shareholders	$416.3	$31.9
Net earnings (loss) from discontinued operations attributable to:
Non-controlling interests	$-	$0.8
Common shareholders	$-	$(637.1)
Net earnings (loss) attributable to:
Non-controlling interests	$(0.9)	$(0.5)
Common shareholders	$416.3	$(605.2)
Earnings per share from continuing operations attributable to common shareholders
Basic	$0.34	$0.02
Diluted	$0.34	$0.02
Loss per share from discontinued operations attributable to common shareholders	$-	$(0.50)
Basic	$-	$(0.50)
Diluted
Earnings (loss) per share attributable to common shareholders
Basic	$0.34	$(0.47)
Diluted	$0.34	$(0.47)

p. 23 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of U.S. dollars)

	Years ended
	December 31,	December 31,
	2023	2022
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings from continuing operations after tax	$415.4	$30.6
Adjustments to reconcile net earnings from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization	986.8	784.0
Impairment charges	38.9	350.0
Share-based compensation expense	6.7	9.3
Finance expense	106.0	93.7
Deferred tax expense (recovery)	143.9	(56.2)
Foreign exchange (gains) losses and other	(8.6)	21.6
Reclamation (recovery) expense	(19.2)	23.5
Changes in operating assets and liabilities:
Accounts receivable and other assets	68.7	17.9
Inventories	(91.4)	(261.6)
Accounts payable and accrued liabilities	95.5	130.4
Cash flow provided from operating activities	1,742.7	1,143.2
Income taxes paid	(137.4)	(140.7)
Net cash flow of continuing operations provided from operating activities	1,605.3	1,002.5
Net cash flow of discontinued operations provided from operating activities	-	47.6
Investing:
Additions to property, plant and equipment	(1,098.3)	(764.2)
Interest paid capitalized to property, plant and equipment	(114.1)	(43.7)
Acquisitions net of cash acquired	-	(1,027.5)
Net disposals (additions) to long-term investments and other assets	1.7	(67.2)
Decrease (increase) in restricted cash - net	25.3	(4.2)
Interest received and other - net	18.2	8.8
Net cash flow of continuing operations used in investing activities	(1,167.2)	(1,898.0)
Net cash flow of discontinued operations provided from investing activities	45.0	296.2
Financing:
Proceeds from issuance or drawdown of debt	588.1	1,297.6
Repayment of debt	(960.0)	(340.0)
Interest paid	(53.2)	(52.4)
Payment of lease liabilities	(30.2)	(23.2)
Funding from non-controlling interest	46.2	10.8
Dividends paid to common shareholders	(147.3)	(154.0)
Repurchase and cancellation of shares	-	(300.8)
Other - net	7.4	(0.5)
Net cash flow of continuing operations (used in) provided from financing activities	(549.0)	437.5
Net cash flow of discontinued operations provided from financing activities	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	0.2	(0.8)
Effect of exchange rate changes on cash and cash equivalents of discontinued operations	-	1.6
Decrease in cash and cash equivalents	(65.7)	(113.4)
Cash and cash equivalents, beginning of period	418.1	531.5
Cash and cash equivalents of assets held for sale, beginning of period	-	-
Cash and cash equivalents, end of period	$352.4	$418.1

p. 24 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Mine	Period	Tonnes Ore Mined	Ore Processed (Milled)	Ore Processed (Heap Leach)	Grade (Mill)	Grade (Heap Leach)	Recovery (a)(d)	Gold Eq Production(b)	Gold Eq Sales(b)	Production cost of sales	Production cost of sales/oz(c)	Cap Ex - sustaining(e)	Total Cap Ex (e)	DD&A
			('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)	($ millions)
West Africa	Tasiast	Q4 2023	2,937	2,056	-	3.04	-	93%	160,764	171,199	$110.4	$645	$9.7	$85.2	$70.6
		Q3 2023	3,486	1,796	-	3.10	-	92%	171,140	162,823	$108.5	$666	$12.2	$77.3	$69.0
		Q2 2023	1,688	1,663	-	3.25	-	93%	157,844	152,564	$99.5	$652	$9.1	$81.9	$58.6
		Q1 2023	1,690	1,208	-	3.49	-	91%	131,045	128,479	$88.4	$688	$14.6	$64.6	$46.2
		Q4 2022	3,737	1,627	-	3.21	-	90%	143,002	147,019	$96.2	$654	$38.3	$90.3	$48.7
Americas	Paracatu	Q4 2023	16,865	15,279	-	0.35	-	79%	127,940	132,886	$144.2	$1,085	$41.6	$41.6	$43.3
		Q3 2023	14,725	14,669	-	0.41	-	79%	172,482	167,105	$141.2	$845	$58.4	$58.4	$53.1
		Q2 2023	14,199	15,104	-	0.42	-	80%	164,243	163,889	$135.2	$825	$39.7	$39.7	$49.8
		Q1 2023	8,056	15,130	-	0.37	-	79%	123,334	128,344	$118.0	$919	$27.8	$27.8	$40.4
		Q4 2022	13,324	13,847	-	0.50	-	81%	180,809	183,190	$130.3	$711	$43.9	$43.9	$52.7
	La Coipa(f)	Q4 2023	1,591	1,188	-	1.92	-	78%	73,823	73,477	$52.9	$720	$7.0	$10.9	$54.8
		Q3 2023	1,137	1,017	-	1.69	-	81%	65,975	65,856	$41.4	$629	$7.5	$15.2	$48.3
		Q2 2023	869	971	-	1.62	-	81%	66,744	67,378	$43.6	$647	$19.9	$23.3	$48.3
		Q1 2023	748	691	-	1.68	-	88%	53,596	61,780	$44.9	$727	$1.6	$25.4	$36.4
		Q4 2022	1,047	933	-	1.47	-	84%	67,683	68,135	$39.4	$578	$2.6	$46.0	$25.6
	Fort Knox	Q4 2023	11,002	2,173	9,930	0.69	0.22	78%	84,215	81,306	$104.3	$1,283	$50.6	$69.0	$31.5
		Q3 2023	6,667	1,912	5,961	0.81	0.21	78%	71,611	71,616	$82.3	$1,149	$52.1	$57.8	$24.6
		Q2 2023	7,624	2,075	6,837	0.82	0.24	82%	69,438	69,206	$79.3	$1,146	$52.1	$58.2	$22.1
		Q1 2023	7,412	1,966	5,972	0.78	0.22	82%	65,387	65,404	$77.6	$1,186	$38.6	$39.1	$18.6
		Q4 2022	12,205	2,395	11,454	0.69	0.20	79%	83,739	87,061	$102.1	$1,173	$34.4	$39.1	$40.9
	Round Mountain	Q4 2023	4,666	884	2,729	0.91	0.48	68%	55,764	56,495	$82.6	$1,462	$4.6	$4.8	$45.0
		Q3 2023	8,474	911	7,644	0.75	0.38	75%	63,648	61,931	$93.1	$1,503	$7.7	$7.8	$44.1
		Q2 2023	10,496	1,021	10,028	0.67	0.35	76%	57,446	57,412	$85.5	$1,489	$10.5	$10.5	$33.5
		Q1 2023	5,019	878	4,367	0.81	0.44	79%	58,832	58,226	$96.5	$1,657	$7.4	$7.4	$34.6
		Q4 2022	5,177	962	4,772	0.74	0.36	74%	61,929	67,484	$95.1	$1,409	$41.1	$41.1	$19.1
	Bald Mountain	Q4 2023	3,894	-	3,918	-	0.47	nm	44,007	49,375	$57.1	$1,156	$36.3	$38.8	$25.0
		Q3 2023	7,412	-	7,412	-	0.39	nm	40,593	41,300	$53.9	$1,305	$20.6	$24.9	$23.3
		Q2 2023	4,142	-	4,119	-	0.42	nm	39,321	42,181	$54.5	$1,292	$16.5	$31.4	$25.6
		Q1 2023	1,864	-	1,857	-	0.47	nm	33,828	47,283	$58.0	$1,227	$6.1	$25.2	$33.9
		Q4 2022	3,002	-	2,957	-	0.37	nm	58,521	66,847	$62.8	$939	$17.2	$37.4	$63.4

(a)	Due to the nature of heap leach operations, recovery rates at Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox and Round Mountain represent mill recovery only.
(b)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2023: 85:1; Q3 2023: 81.82:1; Q2 2023: 81.88:1; Q1 2023: 83.82:1; Q4 2022: 81.88:1.
(c)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.
(d)	"nm" means not meaningful.

(e)	"Total Cap Ex" is as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows. "Capital expenditures - sustaining" is a non-GAAP financial measure. The definition and reconciliation of this non-GAAP financial measure is included on page 30 of this news release.
(f)	La Coipa silver grade and recovery were as follows: Q4 2023: 96.24 g/t, 44%; Q3 2023: 106.70 g/t, 63%; Q2 2023: 109.84 g/t, 56%; Q1 2023: 125.77 g/t, 70%; Q4 2022: 137.53 g/t, 68%.

p. 25 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

All the non-GAAP financial measures and ratios in this document are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022. As a result of the exclusion of Chirano, the following non-GAAP financial measures and ratios are no longer on an attributable basis, but on a total basis: production cost of sales from continuing operations per ounce sold on a by-product basis and all-in-sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis.

Adjusted Net Earnings from Continuing Operations Attributable to Common Shareholders and Adjusted Net Earnings from Continuing Operations per Share

Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.

p. 26 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings from continuing operations for the periods presented:

(expressed in millions of U.S dollars,	Three months ended			Years ended
except per share amounts)	December 31,			December 31,
	2023	2022		2023	2022
Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$65.4	$(106.0)		$416.3	$31.9
Adjusting items:
Foreign exchange losses (gains)	2.7	(0.7	)#	1.9	(0.8)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	24.1	(17.1	)#	29.3	(25.5)
Taxes in respect of prior periods	(19.9)	0.4	#	13.9	16.2
Impairment charges and asset derecognition(a)	38.9	350.0	#	38.9	350.0
Restructuring costs	-	-	#	-	13.0
Reclamation (recovery) expense	(5.1)	19.6	#	(19.2)	23.5
VAT expense (recovery) in respect of prior periods	-	(24.2	)#	8.5	(24.2)
Tasiast insurance recoveries	-	(77.1	)#	-	(77.1)
Loss on sale of assets	8.1	12.1	#	14.8	14.3
Settlement provisions	20.0	-	#	30.0	-
Other(b)	8.2	16.4	#	9.6	22.6
Tax effects of the above adjustments	(2.4)	(65.2	)#	(4.2)	(60.8)
	74.6	214.2		123.5	251.2
Adjusted net earnings from continuing operations attributable to common shareholders	$140.0	$108.2		$539.8	$283.1
Weighted average number of common shares outstanding - Basic	1,227.8	1,258.4		1,227.0	1,280.5
Adjusted net earnings from continuing operations per share	$0.11	$0.09		$0.44	$0.22
Basic earnings per share from continuing operations attributable to common shareholders - as reported	$0.06	$(0.08)		$0.34	$0.02

(a)	During the year ended December 31, 2023, the Company recognized impairment charges of $38.9 million related to a reduction in the estimate of recoverable ounces on the Fort Knox heap leach pads due to changes in recovery rates. The tax impact of the impairment was an income tax recovery of $3.1 million. During the year ended December 31, 2022, the Company recognized impairment charges of $350.0 million at Round Mountain, of which $106.8 million related to impairment of metal inventory and $243.2 million related to impairment of property, plant and equipment. The income tax recoveries related to the impairment charges were $18.9 million and $41.8 million, respectively. During the year ended December 31, 2021, the Company recognized impairment and asset derecognition charges of $144.5 million at Bald Mountain, of which $95.2 million related to impairment of metal inventory and $49.3 million related to the derecognition of property, plant and equipment. The income tax recoveries related to the impairment charges were $25.3 million and $13.1 million, respectively.

(b)	Other includes various impacts, such as one-time costs at sites, and gains and losses on hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Attributable Free Cash Flow from Continuing Operations

Attributable free cash flow is defined as net cash flow of continuing operations provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flow from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities, as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow from continuing operations for the periods presented:

(expressed in millions of U.S dollars)	Three months ended		Years ended
	December 31,		December 31,
	2023	2022	2023	2022
Net cash flow of continuing operations provided from operating activities - as reported	$410.9	$474.3	$1,605.3	$1,002.5

Less: Additions to property, plant and equipment	(311.3)	(316.8)	(1,098.3)	(764.2)

Free cash flow from continuing operations	$99.6	$157.5	$507.0	$238.3

Add: Non-controlling interest included in additions to property, plant and equipment	13.6	4.1	43.3	9.2

Attributable free cash flow from continuing operations	$113.2	$161.6	$550.3	$247.5

See page 31 for details of the endnotes referenced within the table above.

Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.

p. 27 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

(expressed in millions of U.S dollars)	Three months ended		Years ended
	December 31,		December 31,
	2023	2022	2023	2022
Net cash flow of continuing operations provided from operating activities - as reported	$410.9	$474.3	$1,605.3	$1,002.5

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(2.1)	29.1	(68.7)	(17.9)
Inventories	(1.8)	39.2	91.4	261.6
Accounts payable and other liabilities, including income taxes paid	0.4	(46.5)	41.9	10.3
Total working capital changes	(3.5)	21.8	64.6	254.0
Adjusted operating cash flow from continuing operations	$407.4	$496.1	$1,669.9	$1,256.5

Production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

(expressed in millions of U.S. dollars, except ounces and production cost of sales per equivalent ounce)	Three months ended		Years ended
	December 31,		December 31,
	2023	2022	2023	2022
Production cost of sales from continuing operations - as reported	$552.0	$526.5	$2,054.4	$1,805.7
Less: silver revenue(a)	(43.7)	(61.9)	(204.3)	(98.9)
Production cost of sales from continuing operations net of silver by-product revenue	$508.3	$464.6	$1,850.1	$1,706.8

Gold ounces sold from continuing operations	543,173	586,146	2,074,989	1,872,342
Total gold equivalent ounces sold from continuing operations	565,389	620,599	2,179,936	1,927,818
Production cost of sales from continuing operations per equivalent ounce sold(b)	$976	$848	$942	$937
Production cost of sales from continuing operations per ounce sold on a by-product basis	$936	$793	$892	$912

See page 31 for details of the footnotes referenced within the table above.

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized stripping, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 28 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting production cost of sales from continuing operations, as reported on the consolidated statements of operations, as follows:

	Three months ended		Years ended
	December 31,		December 31,
	2023	2022	2023	2022
Production cost of sales from continuing operations - as reported	$552.0	$526.5	$2,054.4	$1,805.7
Less: silver revenue from continuing operations(a)	(43.7)	(61.9)	(204.3)	(98.9)
Production cost of sales from continuing operations net of silver by-product revenue	$508.3	$464.6	$1,850.1	$1,706.8
Adjusting items:
General and administrative(d)	26.5	29.3	106.9	116.8
Other operating expense - sustaining(e)	5.2	5.0	23.0	28.5
Reclamation and remediation - sustaining(f)	16.4	14.2	63.1	42.7
Exploration and business development - sustaining(g)	10.4	7.7	38.3	30.6
Additions to property, plant and equipment - sustaining(h)	150.1	178.0	554.3	402.6
Lease payments - sustaining(i)	4.6	6.1	29.5	22.4
All-in Sustaining Cost on a by-product basis	$721.5	$704.9	$2,665.2	$2,350.4
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	11.1	12.8	38.5	45.1
Reclamation and remediation - non-sustaining(f)	2.2	1.9	7.7	8.0
Exploration and business development - non-sustaining(g)	40.1	40.1	145.9	122.3
Additions to property, plant and equipment - non-sustaining(h)	147.6	134.4	500.7	352.4
Lease payments - non-sustaining(i)	0.1	-	0.7	0.8
All-in Cost on a by-product basis - attributable(c)	$922.6	$894.1	$3,358.7	$2,879.0
Gold ounces sold from continuing operations	543,173	586,146	2,074,989	1,872,342
Production cost of sales from continuing operations per equivalent ounce sold(b)	$976	$848	$942	$937
All-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,328	$1,203	$1,284	$1,255
Attributable(c) all-in cost from continuing operations per ounce sold on a by-product basis	$1,699	$1,525	$1,619	$1,538

See page 31 for details of the endnotes referenced within the table above.

The Company also assesses its all-in sustaining cost and attributable all-in cost from continuing operations on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

All-in sustaining cost and attributable all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting production cost of sales from continuing operations, as reported on the consolidated statements of operations, as follows:

	Three months ended		Years ended
	December 31,		December 31,
	2023	2022	2023	2022
Production cost of sales from continuing operations - as reported	$552.0	$526.5	$2,054.4	$1,805.7
Adjusting items:
General and administrative(d)	26.5	29.3	106.9	116.8
Other operating expense - sustaining(e)	5.2	5.0	23.0	28.5
Reclamation and remediation - sustaining(f)	16.4	14.2	63.1	42.7
Exploration and business development - sustaining(g)	10.4	7.7	38.3	30.6
Additions to property, plant and equipment - sustaining(h)	150.1	178.0	554.3	402.6
Lease payments - sustaining(i)	4.6	6.1	29.5	22.4
All-in Sustaining Cost	$765.2	$766.8	$2,869.5	$2,449.3
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	11.1	12.8	38.5	45.1
Reclamation and remediation - non-sustaining(f)	2.2	1.9	7.7	8.0
Exploration and business development - non-sustaining(g)	40.1	40.1	145.9	122.3
Additions to property, plant and equipment - non-sustaining(h)	147.6	134.4	500.7	352.4
Lease payments - non-sustaining(i)	0.1	-	0.7	0.8
All-in Cost - attributable(c)	$966.3	$956.0	$3,563.0	$2,977.9
Gold equivalent ounces sold from continuing operations	565,389	620,599	2,179,936	1,927,818
Production cost of sales from continuing operations per equivalent ounce sold(b)	$976	$848	$942	$937
All-in sustaining cost from continuing operations per equivalent ounce sold	$1,353	$1,236	$1,316	$1,271
Attributable(c) all-in cost from continuing operations per equivalent ounce sold	$1,709	$1,540	$1,634	$1,545

See page 31 for details of the endnotes referenced within the table above.

p. 29 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Capital Expenditures and Attributable Capital Expenditures From Continuing Operations

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized stripping unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining capital expenditures is a useful indicator for the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs from continuing operations per ounce and attributable all-in costs from continuing operations per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the consolidated statements of cash flows. Additions to property, plant and equipment per the statement of cash flow includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

(expressed in millions of U.S dollars)
Three months ended December 31, 2023:	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)	Total USA	Other	Total
Sustaining capital expenditures	$9.7	$41.6	$7.0	$50.6	$4.6	$36.3	$-	$91.5	$0.3	$150.1
Non-sustaining capital expenditures	75.5	-	3.9	18.4	0.2	2.5	45.1	66.2	15.6	161.2
Additions to property, plant and equipment - per cash flow	$85.2	$41.6	$10.9	$69.0	$4.8	$38.8	$45.1	$157.7	$15.9	$311.3
Less: Non-controlling interest(c)	-	-	-	-	-	-	(13.6)	(13.6)	-	(13.6)
Attributable capital expenditures(c)	$85.2	$41.6	$10.9	$69.0	$4.8	$38.8	$31.5	$144.1	$15.9	$297.7

Three months ended December 31, 2022:
Sustaining capital expenditures	$38.3	$43.9	$2.6	$34.4	$41.1	$17.2	$-	$92.7	$0.8	$178.3
Non-sustaining capital expenditures	52.0	-	43.4	4.7	-	20.2	17.1	42.0	1.1	138.5
Additions to property, plant and equipment - per cash flow	$90.3	$43.9	$46.0	$39.1	$41.1	$37.4	$17.1	$134.7	$1.9	$316.8
Less: Non-controlling interest(c)	-	-	-	-	-	-	(4.1)	(4.1)	-	(4.1)
Attributable capital expenditures(c)	$90.3	$43.9	$46.0	$39.1	$41.1	$37.4	$13.0	$130.6	$1.9	$312.7

(expressed in millions of U.S dollars)
Year ended December 31, 2023:	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)	Total USA	Other	Total
Sustaining capital expenditures	$45.6	$167.5	$36.0	$193.4	$30.2	$79.5	$-	$303.1	$2.1	$554.3
Non-sustaining capital expenditures	263.4	-	38.8	30.7	0.3	40.8	144.3	216.1	25.7	544.0
Additions to property, plant and equipment - per cash flow	$309.0	$167.5	$74.8	$224.1	$30.5	$120.3	$144.3	$519.2	$27.8	$1,098.3
Less: Non-controlling interest(c)	-	-	-	-	-	-	(43.3)	(43.3)	-	(43.3)
Attributable capital expenditures(c)	$309.0	$167.5	$74.8	$224.1	$30.5	$120.3	$101.0	$475.9	$27.8	$1,055.0

Year ended December 31, 2022:
Sustaining capital expenditures	$52.7	$124.7	$7.8	$78.7	$102.2	$35.3	$-	$216.2	$1.2	$402.6
Non-sustaining capital expenditures	114.7	-	147.7	7.4	0.2	52.3	33.2	93.1	6.1	361.6
Additions to property, plant and equipment - per cash flow	$167.4	$124.7	$155.5	$86.1	$102.4	$87.6	$33.2	$309.3	$7.3	$764.2
Less: Non-controlling interest(c)	-	-	-	-	-	-	(9.2)	(9.2)	-	(9.2)
Attributable capital expenditures(c)	$167.4	$124.7	$155.5	$86.1	$102.4	$87.6	$24.0	$300.1	$7.3	$755.0

See page 31 for details of the endnotes referenced within the table above.

p. 30 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Endnotes

(a)	“Silver revenue” represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(b)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales from continuing operations divided by total gold equivalent ounces sold from continuing operations.

(c)	“Attributable” includes Kinross’ share of Manh Choh (70%) free cash flow, costs and capital expenditures. As Manh Choh is a non-operating site, the attributable costs and capital expenditures are non-sustaining and as such only impact the all-in-cost measures.

(d)	“General and administrative” expenses is as reported on the consolidated statements of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.

(h)	“Additions to property, plant and equipment – sustaining and non-sustaining are as presented on page 30. Non-sustaining capital expenditures included in the calculation of attributable all-in-cost includes Kinross’ share of Manh Choh (70%) costs.

(i)	“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(j)	Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities and capital expenditures.

p. 31 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

2023 Annual Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES				(1,3,4,5,6,7)
Kinross Gold Corporation's Share at December 31, 2023
			Kinross	Proven			Probable			Proven and Probable
		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100%	638	0.5	9	27,628	0.5	480	28,265	0.5	489
Fort Knox		USA	100%	17,029	0.4	229	119,594	0.4	1,357	136,623	0.4	1,586
Manh Choh		USA	70%	4	2.7	0	2,881	7.7	709	2,885	7.6	709
Round Mountain	8	USA	100%	5,485	0.4	70	72,448	0.8	1,908	77,933	0.8	1,979
SUBTOTAL				23,156	0.4	309	222,551	0.6	4,454	245,706	0.6	4,763
SOUTH AMERICA
La Coipa	9	Chile	100%	1,286	1.6	65	11,918	1.8	695	13,205	1.8	760
Lobo Marte	2	Chile	100%	0	0.0	0	160,702	1.3	6,733	160,702	1.3	6,733
Paracatu		Brazil	100%	293,503	0.5	4,337	122,147	0.3	1,110	415,650	0.4	5,446
SUBTOTAL				294,790	0.5	4,402	294,767	0.9	8,538	589,557	0.7	12,940
AFRICA
Tasiast		Mauritania	100%	56,719	1.1	2,072	45,827	2.0	2,982	102,546	1.5	5,055
SUBTOTAL				56,719	1.1	2,072	45,827	2.0	2,982	102,546	1.5	5,055

TOTAL GOLD				374,664	0.6	6,783	563,145	0.9	15,974	937,809	0.8	22,757

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES				(1,3,4,5,6,7)
Kinross Gold Corporation's Share at December 31, 2023
			Kinross	Proven			Probable			Proven and Probable
		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh		USA	70%	4	4.4	1	2,881	13.5	1,249	2,885	13.5	1,249
SUBTOTAL				4	4.4	1	2,881	13.5	1,249	2,885	13.5	1,249
SOUTH AMERICA
La Coipa	9	Chile	100%	1,286	74.4	3,077	11,918	50.4	19,327	13,205	52.8	22,404
SUBTOTAL				1,286	74.4	3,077	11,918	50.4	19,327	13,205	52.8	22,404

TOTAL SILVER				1,290	74.2	3,077	14,799	43.2	20,576	16,090	45.7	23,653

See page 35 of this news release for details of the footnotes referenced within the table above.

p. 32 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
MEASURED AND INDICATED MINERAL RESOURCES					(3,4,5,6,7,10,11,13)
Kinross Gold Corporation's Share at December 31, 2023
			Kinross	Measured			Indicated			Measured and Indicated
		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100%	7,743	0.7	180	232,973	0.5	3,506	240,716	0.5	3,686
Fort Knox		USA	100%	4,137	0.4	50	66,131	0.3	697	70,269	0.3	747
Great Bear		CAN	100%	1,839	2.6	152	31,029	2.7	2,661	32,867	2.7	2,813
Curlew Basin		USA	100%	0	0.0	0	1,985	6.4	408	1,985	6.4	408
Manh Choh		USA	70%	0	0.0	0	436	2.3	32	436	2.3	32
Round Mountain	8	USA	100%	0	0.0	0	120,545	0.9	3,361	120,545	0.9	3,361
SUBTOTAL				13,719	0.9	382	453,099	0.7	10,665	466,818	0.7	11,047
SOUTH AMERICA
La Coipa	9	Chile	100%	6,006	1.8	347	19,824	1.6	1,028	25,830	1.7	1,375
Lobo Marte	12	Chile	100%	0	0.0	0	99,440	0.7	2,366	99,440	0.7	2,366
Maricunga		Chile	100%	64,728	0.7	1,521	221,602	0.7	4,688	286,329	0.7	6,209
Paracatu		Brazil	100%	81,953	0.5	1,253	212,573	0.3	1,788	294,526	0.3	3,041
SUBTOTAL				152,686	0.6	3,121	553,439	0.6	9,870	706,125	0.6	12,991
AFRICA
Tasiast		Mauritania	100%	9,615	0.9	284	48,936	1.0	1,646	58,551	1.0	1,930
SUBTOTAL				9,615	0.9	284	48,936	1.0	1,646	58,551	1.0	1,930

TOTAL GOLD				176,020	0.7	3,787	#######	0.7	22,181	#######	0.7	25,968

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES					(3,4,5,6,7,10,11,13)
Kinross Gold Corporation's Share at December 31, 2023
		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh		USA	70%	0	0.0	0	436	9.1	128	436	9.1	128
Round Mountain	8	USA	100%	0	0.0	0	4,085	8.4	1,106	4,085	8.4	1,106
SUBTOTAL				0	0.0	0	4,520	8.5	1,234	4,520	8.5	1,234
SOUTH AMERICA
La Coipa	9	Chile	100%	6,006	29.5	5,697	19,824	42.4	27,042	25,830	39.4	32,739
SUBTOTAL				6,006	29.5	5,697	19,824	42.4	27,042	25,830	39.4	32,739

TOTAL SILVER				6,006	29.5	5,697	24,344	36.1	28,276	30,350	34.8	33,972

See page 35 of this news release for details of the footnotes referenced within the table above.

p. 33 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT				GOLD
INFERRED MINERAL RESOURCES			(3,4,5,6,7,10,11,13)
Kinross Gold Corporation's Share at December 31, 2023
			Kinross	Inferred
		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100%	49,041	0.3	489
Fort Knox		USA	100%	19,265	0.3	193
Great Bear		CAN	100%	22,691	4.5	3,315
Curlew Basin		USA	100%	3,728	6.0	715
Manh Choh		USA	70%	10	4.1	1
Round Mountain	8	USA	100%	95,361	0.5	1,542
SUBTOTAL				190,095	1.0	6,255
SOUTH AMERICA
La Coipa	9	Chile	100%	2,933	1.2	116
Lobo Marte	12	Chile	100%	18,474	0.7	445
Maricunga		Chile	100%	174,847	0.6	3,097
Paracatu		Brazil	100%	7,348	0.3	67
SUBTOTAL				203,602	0.6	3,725
AFRICA
Tasiast		Mauritania	100%	19,551	2.4	1,504
SUBTOTAL				19,551	2.4	1,504

TOTAL GOLD				413,248	0.9	11,484

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT				SILVER
INFERRED MINERAL RESOURCES			(3,4,5,6,7,10,11,13)
Kinross Gold Corporation's Share at December 31, 2023
			Kinross	Inferred
		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh		USA	70%	10	10.2	3
Round Mountain	8	USA	100%	330	1.1	12
SUBTOTAL				339	1.4	15
SOUTH AMERICA
La Coipa	9	Chile	100%	2,933	42.3	3,987
SUBTOTAL				2,933	42.3	3,987

TOTAL SILVER				3,272	38.0	4,002

See page 35 of this news release for details of the footnotes referenced within the table above.

p. 34 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company's mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,400 per ounce and a silver price of $17.50 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units based on Kinross' interest and are estimated based on the following foreign exchange rates:

Canadian Dollar to $US 1.30

Chilean Peso to $US 850.00

Brazilian Real to $US 5.00

Mauritanian Ouguiya to $US 35.00

(2) The mineral reserve estimates for Lobo Marte assume a $1,200 per ounce gold price and foreign exchange rate assumption of Chilean Peso to $US 800.00 are based on the 2021 Feasibility Study.

(3) The Company’s mineral reserve and mineral resource estimates as at December 31, 2023 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in subpart 1300 of Regulation S-K (“Subpart 1300”), which replaced the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 as part of the SEC’s amendments to its disclosure rules to modernize the mineral property disclosure requirements. These amendments became effective February 25, 2019 and registrants are required to comply with the Subpart 1300 provisions by their first fiscal year beginning on or after January 1, 2021. While the definitions in Subpart 1300 are more similar to the definitions in NI 43-101 and the CIM Definitions Standard than were the Industry Guide 7 provisions due to the adoption in Subpart 1300 of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards, including the SEC now recognizing estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and amending its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions, the definitions in Subpart 1300 still differ from the requirements of, and the definitions in, NI 43-101 and the CIM Definition Standards. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions in Subpart 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards set forth in Subpart 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Subpart 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Subpart 1300 provisions and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to reporting pursuant to the Subpart 1300 provisions, which differ from the requirements of NI 43-101 and the CIM Definition Standards.

For the above reasons, the mineral reserve and mineral resource estimates and related information in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(5) The Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. Nicos Pfeiffer , who is a qualified person as defined by NI 43-101.

(6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resource.

(7) Rounding of values to the 000s may result in apparent discrepancies.

8) Round Mountain refers to the Round Mountain project, which includes the Round Mountain deposit and the Gold Hill deposit. The Round Mountain deposit does not contain silver and all silver resources at Round Mountain are contained exclusively within the Gold Hill deposit. Disclosure of gold mineral reserves and mineral resources reflect both the Round Mountain deposit and the Gold Hill deposit. Disclosure of silver mineral reserves and mineral resources reflect only the Gold Hill deposit.

p. 35 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(9) Includes mineral resources and mineral reserves from the Puren deposit in which the Company holds a 65% interest; as well as mineral resources from the Catalina deposit, in which the Company holds a 50% interest.

(10) Mineral resources are exclusive of mineral reserves.

(11) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,700 per ounce and a silver price of $21.3 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(12) The mineral resource estimates for Lobo Marte assume a $1,600 per ounce gold price and are based on the 2021 Feasibility Study.

(13) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

Mineral Reserve and Mineral Resource Definitions

A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

p. 36 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX A

Recent LP zone assay results

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-778C4		1,513.9	1,519.0	5.2	4.6	0.56	Yuma
BR-778C5	No Significant Intersections						Yuma
BR-789		1,305.3	1,339.5	34.2	25.7	1.05	Discovery
BR-789	and	1,354.9	1,365.1	10.2	7.6	0.42
BR-789	and	1,512.0	1,516.3	4.3	3.2	0.50
BR-799A	No Significant Intersections						Bruma
BR-799C	No Significant Intersections						Bruma
BR-799D		1,548.0	1,551.0	3.0	2.3	0.78	Bruma
BR-799D	and	1,559.3	1,571.4	12.1	9.3	0.52
BR-799D	and	1,576.7	1,585.5	8.8	6.7	0.38
BR-799D	and	1,591.5	1,595.6	4.1	3.2	0.48
BR-807		964.5	980.6	16.1	14.1	0.59	Discovery
BR-807	and	994.5	1,009.5	15.0	13.2	1.65
BR-807	including	1,002.3	1,008.0	5.8	5.1	3.33
BR-807	and	1,027.2	1,037.7	10.5	9.2	0.44
BR-807	and	1,059.0	1,069.5	10.5	9.2	0.89
BR-807	and	1,084.8	1,089.0	4.2	3.7	1.74
BR-807	and	1,095.7	1,209.0	113.3	99.7	0.67
BR-807	including	1,106.7	1,109.7	3.0	2.7	9.68
BR-807	and including	1,207.9	1,209.0	1.2	1.0	21.70
BR-808		797.2	801.3	4.1	3.7	0.51	Discovery
BR-808	and	809.1	820.3	11.2	10.1	0.50
BR-808	and	837.6	851.8	14.3	12.8	0.79
BR-809		716.0	742.5	26.5	22.5	0.54	Discovery
BR-809	and	781.7	809.6	27.9	23.7	0.47
BR-809	and	816.5	837.0	20.5	17.4	0.91
BR-809	and	865.3	868.3	3.0	2.6	0.44
BR-809	and	907.5	910.5	3.0	2.6	2.85
BR-809	and	997.4	1,004.3	6.9	5.9	1.17
BR-814C4		722.9	725.9	3.0	2.5	0.38	Yauro
BR-814C5		716.2	726.4	10.2	9.3	0.84	Yauro
BR-814C5	and	917.3	930.0	12.8	11.7	2.71
BR-814C5	including	929.3	930.0	0.7	0.6	35.60
BR-814C5	and	971.0	974.0	3.0	2.8	0.38
BR-814C5	and	1,089.6	1,098.0	8.4	7.7	0.61
BR-814C6		717.7	729.4	11.7	9.4	0.71	Yauro
BR-814C6	and	893.3	897.2	3.9	3.1	0.61
BR-814C6	and	910.8	919.0	8.3	6.6	8.40

p. 37 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

BR-814C6	including	913.2	916.0	2.9	2.3	23.32
BR-814C6	and	928.0	931.3	3.3	2.6	0.72
BR-814C6	and	1,036.5	1,040.5	4.0	3.2	6.91
BR-814C6	including	1,037.5	1,040.5	3.0	2.4	8.78
BR-814C6	and	1,068.0	1,074.6	6.6	5.2	0.72
BR-819		849.2	855.7	6.5	5.7	0.38	Auro
BR-819	and	876.0	886.2	10.2	8.9	13.87
BR-819	including	879.0	881.7	2.7	2.3	51.45
BR-827		464.2	473.0	8.8	7.7	0.41	Viggo
BR-827	and	477.6	483.6	6.0	5.2	0.58
BR-828		468.8	480.0	11.2	10.0	0.64	Viggo
BR-829		486.6	497.2	10.6	8.5	3.78	Viggo
BR-829	including	486.6	489.0	2.4	1.9	15.05
BR-832C4		998.7	1,002.0	3.3	2.5	0.46	Bruma
BR-832C4	and	1,111.5	1,117.5	6.0	4.6	1.89
BR-832C4	and	1,170.6	1,188.2	17.6	13.5	1.30
BR-832C4	and	1,194.6	1,252.3	57.8	44.5	0.62
BR-832C4	and	1,257.7	1,274.3	16.6	12.7	1.00
BR-835A	No Significant Intersections						Viggo
BR-836	No Significant Intersections						Viggo
BR-837		895.9	898.9	3.0	2.6	0.51	Viggo
BR-838		762.9	766.0	3.1	2.6	0.82	Viggo
BR-839	No Significant Intersections						Viggo
BR-843		244.5	249.0	4.5	3.5	1.26	Yuma
BR-843A		1,258.5	1,299.0	40.5	35.6	0.74	Yuma
BR-843A	and	1,317.0	1,321.5	4.5	4.0	0.93
BR-843A	and	1,356.6	1,359.0	2.4	2.1	3.49
BR-843AC1A		1,317.1	1,336.4	19.3	15.4	89.14	Yuma
BR-843AC1A	including	1,317.1	1,321.5	4.4	3.5	389.57
BR-843AC1A	and	1,481.8	1,484.8	3.0	2.4	2.07
BR-844		1,369.0	1,375.4	6.4	5.1	0.47	Bruma
BR-844	and	1,394.2	1,402.0	7.9	6.2	0.98
BR-844	and	1,417.8	1,427.5	9.8	7.7	0.47
BR-844	and	1,435.0	1,438.0	3.0	2.4	0.70
BR-844	and	1,451.3	1,463.8	12.5	9.9	0.70
BR-844C1		1,115.3	1,120.4	5.1	4.3	0.96	Bruma
BR-844C1	and	1,378.5	1,402.0	23.5	20.0	0.71
BR-844C1	and	1,408.0	1,435.2	27.2	23.1	0.51
BR-844C1	and	1,454.5	1,459.5	5.0	4.3	0.97
BR-844C1	and	1,473.6	1,481.7	8.1	6.8	0.55
BR-845		858.0	891.5	33.5	30.5	1.32	Discovery
BR-845	including	865.5	870.2	4.8	4.3	4.71
BR-845	and	920.2	924.9	4.7	4.3	0.83

p. 38 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

BR-845	and	958.5	961.5	3.0	2.7	0.82
BR-845	and	970.5	973.5	3.0	2.7	0.54
BR-845	and	996.0	1,005.0	9.0	8.2	0.45
BR-846		885.5	888.8	3.4	3.1	0.37	Discovery
BR-846	and	906.1	911.2	5.2	4.7	0.38
BR-846	and	946.5	956.6	10.1	9.3	0.76
BR-846	and	962.0	982.9	20.9	19.2	0.45
BR-846	and	1,116.0	1,119.8	3.8	3.5	0.82
BR-852	No Significant Intersections						Viggo
BR-854	No Significant Intersections						Regional
BR-861		404.7	408.3	3.6	3.3	1.20	Regional
BR-864	No Significant Intersections						Regional
BR-865		1,466.0	1,469.0	3.0	2.7	0.65	Auro
BR-866		1,074.5	1,077.5	3.0	2.4	0.41	Auro
BR-867A		1,073.0	1,077.5	4.5	3.9	0.75	Auro
BR-867A	and	1,230.9	1,234.4	3.5	3.0	0.85
BR-870C3A		1,176.0	1,180.5	4.5	3.4	0.37	Yuma
BR-870C3A	and	1,271.8	1,287.0	15.2	11.6	2.10
BR-870C3A	including	1,285.5	1,287.0	1.5	1.1	15.70
BR-870C3A	and	1,292.9	1,304.3	11.4	8.6	1.16
BR-870C3A	and	1,315.5	1,335.0	19.5	14.8	0.90
BR-870C3A	and	1,377.8	1,381.5	3.8	2.9	0.73
BR-870C4A	No Significant Intersections						Yuma
BR-870C4B	No Significant Intersections						Yuma
BR-870C4C	No Significant Intersections						Yuma
BR-870C4E		1,221.9	1,224.9	3.1	2.6	0.60	Yuma
BR-870C4E	and	1,231.5	1,235.0	3.5	2.9	0.38
BR-870C4E	and	1,249.9	1,260.4	10.6	8.9	0.64
BR-870C4E	and	1,272.3	1,275.3	3.0	2.5	0.33
BR-880	No Significant Intersections						Viggo
BR-881		1,278.6	1,284.0	5.4	4.2	0.79	Viggo
BR-881	and	1,291.6	1,295.0	3.4	2.7	0.47
BR-883		1,030.7	1,035.2	4.5	3.8	0.41	Auro
BR-883	and	1,074.2	1,081.0	6.8	5.8	0.64
BR-883	and	1,101.2	1,104.2	3.0	2.6	0.69
BR-883	and	1,110.2	1,119.0	8.8	7.5	0.73
BR-890A		1,331.5	1,363.2	31.7	26.3	2.01	Discovery
BR-890A	including	1,361.2	1,363.2	2.0	1.6	18.79
BR-890A	and	1,369.5	1,375.7	6.2	5.1	0.77
BR-900		252.4	255.5	3.1	2.5	0.45	Yauro
BR-900A	No Significant Intersections						Yauro
DHZ-062		66.3	69.3	3.0	2.7	0.44	Hinge
DHZ-063	No Significant Intersections						Hinge

p. 39 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

DL-093		329.5	334.1	4.6	3.7	2.72	Limb
DL-100		405.3	413.1	7.8	6.3	1.78	Limb
DL-101	No Significant Intersections						Limb
DL-131C1	No Significant Intersections						Hinge
DL-131C2	No Significant Intersections						Hinge
DL-131C3		947.3	949.7	2.4	2.2	7.44	Hinge
DL-149		781.5	788.5	7.1	5.9	3.02	Limb
DL-149	including	783.0	786.5	3.5	2.9	4.19

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Appendix B

LP long section demonstrating potential for extension of a high-grade underground resource.

Composites generated from drill intersections received since the November 8, 2023, news release includes assays from 49 fully assayed drill holes at the LP zone, 9 fully assayed drill holes at the Hinge and Limb zone, and 3 fully assayed regional drill holes. Composites are generated using 0.3 g/t minimum grade, maximum linear internal dilution of 5.0 m, and allows short high-grade intervals greater than 8 GXM to be retained. Results are preliminary in nature and are subject to on-going QA/QC. For full list of significant, composited assay results, see Appendix A.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX C

Figure 1: Curlew Basin Cross Section

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 2: Alaska Exploration Intercept Highlights

Fort Knox, Alaska
2023 Drill highlights
Dandelion Structural Zone
FFC23-1871 (Potential UG)
3.2m @ 25.7 g/t Au
FFC23-1904
24.3m @ 1.33 g/t Au,
Incl. 4.0m @ 5.43 g/t Au
Planned reserve pit
150m
FFC23-1879
24.7m @ 3.5g/t Au
Incl. 3.8m @ 22.7 g/t Au
FFC23-1903
38.7m @ 1.8 g/t Au,
Incl. 6.3m @ 6.0 g/t Au
FFC23-1868
58.8m @ 0.8g/t Au
500m
Looking NE

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 3: SENISA and TMLSA License Map

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 4: SENISA Main Target Areas

The radius circle denotes the distance from the mill at the Tasiast mine.

p. 45 Kinross reports 2023 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 5: Cerros Bravos Location Map

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 6: Snow Lake, Manitoba, Property Location Map

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2023 full year results and 2024 guidance”, “Operational, development project and exploration highlights”, “CEO commentary”, “Return of capital”, “Development projects”, “Company Guidance”, and “Environment, Social and Governance” as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and attributable free cash flow; the declaration, payment and sustainability of the Company’s dividends; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; greenhouse gas reduction initiatives and targets; the implementation and effectiveness of the Company’s ESG or Climate Change strategy; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future prospects for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “continue”, “estimates”, “expects”, “focus”, “forecast”, “guidance”, “on plan”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “potential”, “priority”, “prospect”, “target”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2023, and the Annual Information Form dated March 31, 2023 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive snowfall, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall or snowfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; and (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2023, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2023. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold21.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $40 impact on Brazilian production cost of sales per equivalent ounce sold.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Chilean production cost of sales per equivalent ounce sold.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. Nicos Pfeiffer, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

21 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

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